99.2

YE 2022

THE BUSINESS OF GAMING

NFL
Tuesday Night Gaming
CHUNKY® SOUP SHOWDOWN

Enthusiast Gaming Holdings Inc.

Enthusiast Gaming Holdings Inc.

Consolidated Statements of Financial Position

As of December 31, 2022 and 2021

(Expressed in Canadian Dollars)

	Note	December 31, 2022	December 31, 2021
ASSETS
Current
Cash		$7,415,516	$22,654,262
Trade and other receivables	6	37,868,107	33,801,990
Investments	7	125,000	131,342
Loans receivable	23	50,935	176,931
Income tax receivable		367,092	356,366
Prepaid expenses		2,017,004	2,145,184
Total current assets		47,843,654	59,266,075
Non-current
Property and equipment	9	180,621	247,988
Right-of-use assets	12	2,099,996	2,885,662
Investment in associates and joint ventures	8	2,450,031	885,269
Long-term portion of prepaid expenses		279,814	261,922
Intangible assets	10	116,967,438	129,138,595
Goodwill	11	171,615,991	195,097,659
Total Assets		$341,437,545	$387,783,170

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	13	$32,823,320	$34,391,221
Contract liabilities		5,380,378	3,890,569
Income tax payable		129,485	114,094
Current portion of long-term debt	14	17,431,625	2,000,000
Current portion of deferred payment liability	17	2,391,863	27,244,146
Current portion of lease liabilities	12	872,429	796,835
Current portion of other long-term debt	15	10,891	11,121
Total current liabilities		59,039,991	68,447,986
Non-current
Long-term debt	14	-	7,681,867
Long-term portion of deferred payment liability	17	1,451,939	20,794,275
Long-term portion of lease liabilities	12	1,478,438	2,213,512
Other long-term debt	15	144,844	136,324
Deferred tax liability	22	24,671,326	25,740,885
Total liabilities		$86,786,538	$125,014,849

Shareholders’ Equity
Share capital	19	442,781,376	387,087,948
Contributed surplus	20, 21	30,402,742	25,485,361
Accumulated other comprehensive income		8,629,848	527,166
Deficit		(227,162,959)	(150,332,154)
Total shareholders’ equity		254,651,007	262,768,321
Total liabilities and shareholders’ equity		$341,437,545	$387,783,170

Commitments (Note 26)

Subsequent events (Note 28)

Approved by the Board of Directors of the Company:

Signed: “Adrian Montgomery” Director	Signed: “Ben Colabrese” Director

The accompanying notes are an integral part of these consolidated financial statements.

Enthusiast Gaming Holdings Inc.

Consolidated Statements of Loss and Comprehensive Loss

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

	Note	December 31, 2022	December 31, 2021

Revenue	27	$202,835,921	$167,364,286
Cost of sales		139,371,400	129,589,540
Gross margin		63,464,521	37,774,746
Operating expenses
Professional fees		2,691,148	3,073,330
Consulting fees	19, 23	5,789,576	4,591,688
Advertising and promotion		2,682,684	3,047,149
Office and general		9,533,291	6,972,055
Annual general meeting legal and advisory costs	19	3,386,596	-
Salaries and wages	23	36,493,089	25,140,326
Technology support, web development and content		21,858,408	10,640,184
Esports player, team and game expenses		4,352,150	5,497,165
Foreign exchange gain		(446,625)	(2,079,774)
Share-based compensation	20, 21	7,751,370	18,918,489
Amortization and depreciation	9, 10, 12	16,707,844	9,518,471
Total operating expenses		110,799,531	85,319,083

Other expenses (income)
Goodwill impairment	11	31,281,286	-
Transaction costs	5	114,853	1,490,463
Share of net (income) loss from investment in associates and joint ventures	8	(1,241,684)	266,641
Interest and accretion	12, 14 - 18	3,620,186	2,844,956
Loss on settlement of deferred payment liability	17	3,302,824	-
(Gain) loss on revaluation of deferred payment liability	17	(621,780)	181,707
Loss on derecognition of long-term debt	14	482,282	-
Gain on repayment of long-term debt	14	-	(39,502)
Gain on settlement of long-term debt	14	-	(11,991)
Gain on sale of intangible assets	10	(4,836,075)	-
Gain on player buyouts		(518,581)	-
Change in fair value of investment	7	-	444,764
Loss on settlement of vendor-take-back loan	18	-	316,241
Interest income		(36,252)	(51,529)
Net loss before income taxes		(78,882,069)	(52,986,087)

Income taxes
Current tax expense	22	250,955	194,222
Deferred tax recovery	22	(2,302,219)	(1,133,687)
Net loss for the year		(76,830,805)	(52,046,622)

Other comprehensive income
Items that may be reclassified to profit or loss
Foreign currency translation adjustment		8,102,682	481,738
Net loss and comprehensive loss for the year		$(68,728,123)	$(51,564,884)
Net loss per share, basic and diluted		$(0.54)	$(0.43)
Weighted average number of common shares outstanding, basic and diluted		143,535,305	121,002,659

The accompanying notes are an integral part of these consolidated financial statements.

Enthusiast Gaming Holdings Inc.

Consolidated Statements of Shareholders’ Equity

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

	Note	Number of shares	Share capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Total shareholders’ equity

Balance, January 1, 2021		104,930,981	$232,616,997	$7,494,164	$45,428	$(98,285,532)	$141,871,057
Issuance of shares for the Offerings, net of transaction costs	19	15,983,000	95,146,338	-	-	-	95,146,338
Issuance of shares to effect the Vedatis acquisition	5, 19	226,563	2,374,380	-	-	-	2,374,380
Issuance of shares to effect the Tabwire acquisition	5, 19	790,094	5,238,323	-	-	-	5,238,323
Issuance of shares to effect the GameKnot acquisition	5, 19	165,425	921,417	-	-	-	921,417
Issuance of shares to effect the Addicting Games acquisition	5, 19	2,661,164	14,636,402	-	-	-	14,636,402
Issuance of shares to effect the Outplayed acquisition	5, 19	5,164,223	26,182,611	-	-	-	26,182,611
Shares issued upon exercise of options	19	363,176	1,711,723	(927,292)	-	-	784,431
Shares issued upon conversion of convertible debentures	16, 19	2,835,289	7,626,957	-	-	-	7,626,957
Shares issued for settlement of deferred payment liability	17, 19	429,354	632,800	-	-	-	632,800
Share-based compensation	20, 21	-	-	18,918,489	-	-	18,918,489
Other comprehensive income for the year		-	-	-	481,738	-	481,738
Net loss for the year		-	-	-	-	(52,046,622)	(52,046,622)
Balance, December 31, 2021		133,549,269	$387,087,948	$25,485,361	$527,166	$(150,332,154)	$262,768,321
Issuance of shares to effect the Outplayed acquisition	5, 19	35,770	181,389	-	-	-	181,389
Shares issued upon exercise of options	19	760,938	2,862,076	(2,527,504)	-	-	334,572
Shares issued upon settlement of restricted share units	19	42,838	306,485	(306,485)	-	-	-
Shares issued for settlement of deferred payment liability	17, 19	16,280,103	50,373,851	-	-	-	50,373,851
Shares issued for settlement of accounts payable	19	1,098,325	1,969,627	-	-	-	1,969,627
Share-based compensation	20, 21	-	-	7,751,370	-	-	7,751,370
Other comprehensive income for the year		-	-	-	8,102,682	-	8,102,682
Net loss for the year		-	-	-	-	(76,830,805)	(76,830,805)
Balance, December 31, 2022		151,767,243	$442,781,376	$30,402,742	$8,629,848	$(227,162,959)	$254,651,007

The accompanying notes are an integral part of these consolidated financial statements.

Enthusiast Gaming Holdings Inc.

Consolidated Statements of Cash Flows

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

	Note	December 31, 2022	December 31, 2021
Cash flows from operating activities
Net loss for the year		$(76,830,805)	$(52,046,622)
Items not affecting cash:
Goodwill impairment	11	31,281,286	-
Amortization and depreciation	9, 10, 12	16,707,844	9,518,471
Share-based compensation	20, 21	7,751,370	18,918,489
Interest and accretion	12, 14 - 18	2,334,783	1,294,774
Deferred tax recovery	22	(2,302,219)	(1,133,687)
Share of net (income) loss from investment in associates and joint ventures	8	(1,241,684)	266,641
Gain on sale of intangible assets	10	(4,876,659)	-
Loss on settlement of deferred payment liability	17	3,302,824	-
(Gain) loss on revaluation of deferred payment liability	17	(621,780)	181,707
Foreign exchange gain		(775,004)	(172,776)
Gain on player buyouts		(518,581)	-
Gain on settlement of accounts payable	19	(587,769)	-
Loss on derecognition of long-term debt	14	482,282	-
Gain on repayment of long-term debt	14	-	(39,502)
Gain on settlement of long-term debt	14	-	(11,991)
Loss on settlement of vendor-take-back loan	18	-	316,241
Shares for services		(179,374)	173,567
Provisions		479,007	-
Change in fair value of investment	7	-	444,764
Changes in working capital:
Changes in trade and other receivables		(3,328,743)	(8,322,247)
Changes in prepaid expenses		128,180	(1,599,739)
Changes in loans receivable		125,995	37,500
Changes in accounts payable and accrued liabilities		944,457	7,687,368
Changes in contract liabilities		1,142,087	1,284,406
Changes in income tax receivable and payable		98,932	(174,052)
Income tax paid		(156,784)	(301,975)
Net cash used in operating activities		(26,640,355)	(23,678,663)

Cash flows from investing activities
Cash paid for mergers and acquisitions	5	(2,937,520)	(36,222,278)
Cash acquired from mergers and acquisitions	5	1,748,602	2,406,356
Proceeds from sale of intangible assets	10	5,460,959	-
Proceeds from player buyouts, net of transaction costs		518,581	-
Repayment of deferred payment liability	17	(472,833)	-
Proceeds from redemption of investments		6,865	-
Investment in associates and joint venture	8	-	(125,000)
Acquisition of property and equipment	9	(11,278)	(3,398)
Net cash provided by (used in) investing activities		4,313,376	(33,944,320)

Cash flows from financing activities
Proceeds from the issuance of shares for Offerings, net of transaction costs	19	-	95,146,338
Proceeds from long-term debt, net of transaction costs	14	9,758,128	10,823,240
Repayment of long-term debt	14	(2,588,238)	(23,773,470)
Proceeds from exercise of options	19	289,034	784,431
Repayment of vendor-take-back loan	18	-	(6,158,329)
Repayment of other long-term debt	15	(12,871)	(5,561)
Lease payments	12	(948,040)	(802,013)
Net cash provided by financing activities		6,498,013	76,014,636

Foreign exchange effect on cash		590,220	(61,214)
Net change in cash		(15,238,746)	18,330,439
Cash, beginning of year		22,654,262	4,323,823
Cash, end of year		$7,415,516	$22,654,262

The accompanying notes are an integral part of these consolidated financial statements.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

1.	Nature of operations

Enthusiast Gaming Holdings Inc. (the “Company” or “Enthusiast”) was incorporated under the Business Corporation Act (British Columbia) on June 27, 2018. The Company is publicly traded on the Toronto Stock Exchange (“TSX”) and Nasdaq Global Select Market (“Nasdaq”) under the symbol “EGLX”. The Company maintains its registered office at 510 West Georgia Street, Suite 1800, Vancouver, British Columbia and its executive office at 90 Eglinton Avenue East, Suite 805, Toronto, Ontario, M4P 2Y3.

The Company’s principal business activities are comprised of media and content, entertainment and esports. The Company’s digital media platform includes video gaming related websites, YouTube channels and a library of casual games. The Company’s esports division, Luminosity Gaming Inc. (“Luminosity”), is a leading global esports franchise that consists of professional esports teams under ownership and management, including the Vancouver Titans Overwatch team and the Seattle Surge Call of Duty team. The Company’s entertainment business owns and operates the largest mobile gaming event in Europe, Pocket Gamer Connects.

On May 1, 2021, the Company acquired all of the issued and outstanding shares of Vedatis SAS (“Vedatis”) pursuant to a share purchase agreement dated May 1, 2021 (the “Vedatis SPA”). The Vedatis SPA is accounted for in accordance with IFRS 3, as the operations of Vedatis constitute a business.

On June 21, 2021, the Company, through its wholly-owned subsidiary, Enthusiast Gaming Media (US) Inc. (“Media US”), acquired all of the issued and outstanding membership interest of Tabwire LLC (“Tabwire”) pursuant to an equity purchase agreement dated April 22, 2021 (the “Tabwire EPA”). The Tabwire EPA is accounted for in accordance with IFRS 3, as the operations of Tabwire constitute a business.

On August 30, 2021, the Company, through its wholly-owned subsidiary, Media US, acquired all of the issued and outstanding membership interest of GameKnot LLC (“GameKnot”) pursuant to an equity purchase agreement dated August 30, 2021 (the “GameKnot EPA”). The GameKnot EPA is accounted for in accordance with IFRS 3, as the operations of GameKnot constitute a business.

On September 3, 2021, the Company, through its wholly-owned subsidiary, Media US, acquired all of the issued and outstanding shares of Addicting Games, Inc. and TeachMe, Inc. (“TeachMe”, which together with Addicting Games, Inc., is herein referred to as “Addicting Games”) pursuant to a share purchase agreement dated September 3, 2021 (the “Addicting Games SPA”). The Addicting Games SPA is accounted for in accordance with IFRS 3, as the operations of Addicting Games constitute a business.

On November 22, 2021, the Company, through its wholly-owned subsidiary, Media US, acquired all of the issued and outstanding shares of Outplayed, Inc. (“Outplayed”) pursuant to a merger agreement dated November 22, 2021 (the “Outplayed MA”). Pursuant to the Outplayed MA between Enthusiast Acquisition Corp. (“Acquisition Corp”), a subsidiary of Media US incorporated to facilitate this transaction, and Outplayed, Outplayed merged with and into Acquisition Corp and Acquisition Corp changed its name to Outplayed, Inc. The Outplayed MA is accounted for in accordance with IFRS 3, as the operations of Outplayed constitute a business.

On April 28, 2022, the Company, through its wholly-owned subsidiary, Steel Media Limited, acquired all of the issued and outstanding treasury shares of Fantasy Media Ltd (“FML”) and Fantasy Football Scout Limited (“FFS”, which together with “FML” is herein referred to as “FFS”), pursuant to a share purchase agreement dated April 28, 2022 (the “FFS SPA”). The FFS SPA is accounted for in accordance with IFRS 3, as the operations of FFS constitute a business.

The Vedatis SPA, Tabwire EPA, GameKnot EPA, Addicting Games SPA, Outplayed MA and FFS SPA are collectively called the “Mergers and Acquisitions” in these consolidated financial statements. For information relating to the accounting of the Mergers and Acquisitions to Note 5.

Approval of Financial Statements

These consolidated financial statements were authorized for issuance by the Board of Directors of the Company on March 27, 2023.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

2.	Statement of compliance and basis of preparation

(i)	Statement of compliance

The Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) using the accounting policies described herein as issued by International Accounting Standards Board (“IASB”) and interpretations by the IFRS Interpretations Committee.

(ii)	Basis of presentation

The consolidated financial statements are prepared under the historical cost convention except for the revaluation of certain financial assets and liabilities to fair value. All financial information is presented in Canadian dollars, except as otherwise noted.

(iii)	Basis of consolidation

Subsidiaries are entities controlled by the Company where control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are included in the consolidated financial statements from the date control is obtained until the date control ceases. All intercompany balances, transactions, income and expenses have been eliminated on consolidation.

These consolidated financial statements include the accounts of Enthusiast Gaming Holdings Inc. and its wholly-owned subsidiaries. The accounts of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. The table below lists the Company’s wholly-owned subsidiaries:

Name of Subsidiary	Jurisdiction	Functional Currency	Accounting Method

Aquilini GameCo Inc.

GameCo eSports USA Inc.

Luminosity Gaming Inc.

Luminosity Gaming (USA) LLC

Enthusiast Gaming Properties Inc.

Enthusiast Gaming Inc.

Enthusiast Gaming Live Inc.

Enthusiast Gaming Media (US) Inc.

Tabwire LLC

GameKnot LLC

Addicting Games, Inc.

TeachMe, Inc.

Outplayed, Inc.

Storied Talent, LLC

Enthusiast Gaming Media Holdings Inc.

Enthusiast Gaming (TSR) Inc.

Hexagon Games Corp.

Enthusiast Gaming (PG) Inc.

Steel Media Limited

Fantasy Media Ltd.

Fantasy Football Scout Limited

Omnia Media Inc.

Vedatis SAS

Canada USA Canada USA Canada Canada Canada USA USA USA USA USA USA USA Canada Canada Canada Canada England and Wales England and Wales England and Wales USA France

Canadian dollars

U.S. dollars

Canadian dollars

U.S. dollars

Canadian dollars

U.S. dollars

Canadian dollars

U.S. dollars

U.S. dollars

U.S. dollars

U.S. dollars

U.S. dollars

U.S. dollars

U.S. dollars

Canadian dollars

U.S. dollars

Canadian dollars

Canadian dollars

UK Pound Sterling

UK Pound Sterling

UK Pound Sterling

U.S. dollars

Euro

Consolidation

Consolidation

Consolidation

Consolidation

Consolidation

Consolidation

Consolidation

Consolidation

Consolidation

Consolidation

Consolidation

Consolidation

Consolidation

Consolidation

Consolidation

Consolidation

Consolidation

Consolidation

Consolidation

Consolidation

Consolidation

Consolidation

Consolidation

Refer to Note 8 for the Company’s investment in associates and joint ventures.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements.

(i)	Foreign currency

The consolidated financial statements are presented in Canadian dollars. The functional currency of Enthusiast Gaming Holdings Inc., Aquilini GameCo Inc., Luminosity Gaming Inc., Enthusiast Gaming Properties Inc., Enthusiast Gaming Gaming Live Inc., Enthusiast Gaming Media Holdings Inc., Hexagon Games Corp., Enthusiast Gaming (PG) Inc., AIG eSports Canada Holdings Ltd. and AFK Media Partnership is Canadian dollars. The functional currency of Enthusiast Gaming Inc., Omnia Media Inc., Enthusiast Gaming Media (US) Inc., Enthusiast Gaming (TSR) Inc., Luminosity Gaming (USA) LLC, GameCo eSports USA Inc., Tabwire LLC, GameKnot LLC, Addicting Games, Inc., TeachMe, Inc., Outplayed, Inc. and AIG eSports USA Intermediate Holdings, LLC is United States dollars. The functional currency of Steel Media Limited, Fantasy Football Scout Limited and Fantasy Media Ltd. is the UK pound sterling. The functional currency of Vedatis SAS is Euro.

Assets and liabilities of subsidiaries having a functional currency other than the Canadian dollar are translated at the rate of exchange at the reporting period date. Revenues and expenses are translated at average rates for the period, unless exchange rates fluctuated significantly during the period, in which case the exchange rates at the dates of the transaction are used. The resulting foreign currency translation adjustments are recognized in accumulated other comprehensive loss included in the consolidated statements of shareholders’ equity. Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the date of the transactions. At the end of each reporting period, foreign currency denominated monetary assets and liabilities are translated to the functional currency using the prevailing rate of exchange at the reporting period date. Gains and losses on translation of monetary items are recognized in the consolidated statements of loss and comprehensive loss.

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income (“OCI”) in the translation reserve.

(ii)	Revenue

Media and content revenue

The Company generates media and content revenues primarily by delivering performance and brand advertising. Performance advertising creates and delivers relevant advertisements that users will click, leading to direct engagement with advertisers. Brand advertising enhances users’ awareness of and affinity with advertisers’ products and services, through videos, text, images, and other advertisements that run across various devices. Revenue from digital advertising is recognized when the user clicks on the advertisement or when the user views the advertisement for a specified period of time or based on cost-per-impression, which is based on the number of times an advertisement is displayed.

Brand advertising revenue is also earned from talent management and representation. Within brand advertising revenue, the Company generates revenue through programs and promotions directly with advertisers on behalf of the talent it represents, by arranging for product placement, presentation, or additional advertisement of brands embedded directly within or around the video and social media content that is produced by the represented talent. This brand advertising revenue is recognized over time, using an output method, upon fulfillment of contractual campaigns based on the number of advertising units utilized.

Subscription revenue

The Company generates recurring subscription revenue from subscriptions to websites and casual games. Revenue is recognized ratably over the contractual subscription term as control of the goods or services is transferred to the customer, beginning on the date that the subscription is made available to the customer.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

3.	Significant accounting policies (continued)

(ii)	Revenue (continued)

Entertainment revenue

The Company generates revenue through ticket sales and sponsorships during its exhibition events. The exhibition events are short in duration ranging from three to four days. The Company records revenue from ticket sales and sponsorships once the event is held and the performance obligation is met.

Esports revenue

The Company earns brand advertising revenue by undertaking programs and promotions directly with advertisers by arranging for product placement, presentation, or additional advertisement of brands embedded directly within or around video content that is produced by Luminosity influencers and teams. This brand advertising revenue is recognized over time, using an output method, upon fulfillment of contractual campaigns.

The Company earns prize revenue from its winnings from various esports tournaments and competitions that Luminosity teams enter into. Revenue is recognized once the competition ends.

The Company earns league fees from Luminosity teams being participants in certain various esports leagues. These fees are recognized over the term of the participation in the league.

The Company earns revenue on physical and digital merchandise that it sells through its website and video games. Revenue is recognized when the products are shipped or digital products have been redeemed.

The Company earns revenue by providing a series of esports management services, see Note 23. Revenue is recognized as the services are provided.

Gross versus net revenue

Third party arrangements are evaluated to determine whether the Company acts as the principal or agent under the specific terms of each arrangement. To the extent that the Company acts as the principal in an arrangement, revenues are reported on a gross basis; revenue and expenses are recognized in their respective financial statement line items. Conversely, if the Company acts as the agent, revenues are reported on a net basis; revenues are presented net of any expenses.

Determination of principal or agent classification is based on an evaluation of whether the nature of the Company’s promise is a performance obligation to provide specific goods or services to the customer (principal), or simply arrange for those goods and services to be provided to the customer by a third party (agent). The most significant factors to consider include whether the Company controls the good or service immediately before it is transferred to the customer, is primarily responsible for fulfilling the promise to provide the specified good or service, has inventory risk before transferring the specified good or service, and has discretion in establishing prices for the specified good or service.

(iii)	Contract liabilities

Contract liabilities represents the portion of goods or services to be transferred to the customer for the contractual subscription term remaining as of the period-end date, the portion of goods to services to be transferred to the customer for performance and brand advertising invoicing in excess of delivery as of the period-end date and amounts received in advance of live entertainment events to be held as of the period-end date.

(iv)	Investment in associates and joint ventures

An associate is an entity over which the Company has significant influence and is neither a subsidiary nor a joint arrangement. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies. A joint venture is a type of joint arrangement whereby the parties that have joint control of the contractual arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. The Company accounts for its investments in associates and joint ventures using the equity method.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

3.	Significant accounting policies (continued)

(iv)	Investment in associates and joint ventures (continued)

Under the equity method, the Company’s investments in associates and joint ventures are initially recognized at cost, including transaction costs, and subsequently increased or decreased to recognize the Company’s share of net earnings or losses of the associates and joint ventures after any adjustments necessary to give effect to uniform accounting policies and for impairment losses after the initial recognition date. The Company’s share of earnings or losses of the associates and joint ventures are recognized in net loss during the period. Unrealized gains and losses on transactions between the Company and its associates and joint ventures are eliminated to the extent of the Company’s interest in the associates and joint ventures.

The Company assesses if there are any indicators of impairment of the carrying amount of the investments in associates and joint ventures at each reporting period. An impairment test is performed when there is objective evidence of impairment, such as significant adverse changes in the external environment in which the associates and joint ventures operates or a significant or prolonged decline in the fair value of the investment in associates and joint ventures below its carrying amount. An impairment loss is recorded when the recoverable amount becomes lower than the carrying amount.

(v)	Share-based payments

The Company has a stock option plan for directors, officers, employees and consultants. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. For employees and those performing employee like services, the fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. For non-employees, the fair value of each tranche is measured based on the fair value of the goods or services received, unless that fair value cannot be estimated reliably, in which case, the Company measures their value based on the fair value of the equity instruments granted. Compensation expense is recognized over the tranche’s vesting period based on the number of awards expected to vest with the offset credited to contributed surplus. The number of awards expected to vest is reviewed quarterly with any impact being recognized immediately.

If and when stock options are exercised, consideration received is credited to share capital and the fair value attributed to these options is transferred from contributed surplus to share capital.

(vi)	Income taxes and deferred taxes

The income tax provision comprises current and deferred tax. Income tax is recognized in the consolidated statements of loss and comprehensive loss except to the extent that it relates to items recognized directly in equity, in which case the income tax is also recognized directly in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted, or substantively enacted, at the end of the reporting period, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the end of the reporting period and are expected to apply when the asset is realized or liability is settled. Deferred tax assets are recognized for deductible temporary differences, unused tax losses and other income tax deductions to the extent that it is probable the Company will have taxable income against which those deductible temporary differences, unused tax losses and other income tax deductions can be utilized. The extent to which deductible temporary differences, unused tax losses and other income tax deductions are expected to be realized is reassessed at the end of each reporting period.

In a business combination, temporary differences arise as a result of differences in the fair values of identifiable assets and liabilities acquired and their respective tax basis. Deferred tax assets and liabilities are recognized for the tax effects of these differences. Deferred tax assets and liabilities are not recognized for temporary differences arising from goodwill or from the initial recognition of assets and liabilities acquired in a transaction other than a business combination which do not affect either accounting or taxable income or loss.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

3.	Significant accounting policies (continued)

(vii)	Property and equipment

Property and equipment is stated at cost less accumulated depreciation and impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. The carrying amount of a replaced asset is derecognized when replaced. Repairs and maintenance costs are charged to the consolidated statements of loss and comprehensive loss during the period in which they are incurred.

Depreciation is calculated at 20% of the declining balance for furniture and fixtures, 30% of the declining balance for computer equipment, 20% of the declining balance for production equipment and over the term of the lease for leasehold improvements. Residual values, method of depreciation and useful lives of the assets are reviewed annually and adjusted, if required.

Gains and losses on disposals of property and equipment are determined by comparing the proceeds with the carrying amount of the asset and are included as part of other gains and losses in the consolidated statements of loss and comprehensive loss.

(viii)	Intangible assets

Intangible assets with finite lives that are acquired separately are measured on initial recognition at cost, which comprises its purchase price plus any directly attributable costs of preparing the asset for its intended use. Following initial recognition, such intangible assets are carried at cost less any accumulated amortization on a straight-line basis over the following periods:

Game application and technology development	0.5 - 1.5 years
Website content	2 years
Sponsorship relationships	2 - 6 years
Application and technology development	0.25 - 2 years
Digital content	2 years
Talent contracts	3 years
Subscriber relationships	2 - 10 years
Multi-channel network license	10 years
Player contracts	Over the term of the contract including renewal options
Domain name	Indefinite life
Brand name	Indefinite life
Talent management brand	Indefinite life
Owned and operated content brand	Indefinite life

Amortization expense is included in the consolidated statements of loss and comprehensive loss.

The estimated useful life and amortization method are reviewed annually, with the effect of any change in estimate being accounted for on a prospective basis.

(ix)	Goodwill

Goodwill represents the excess of the acquisition cost in a business combination over the fair value of the Company’s share of the identifiable net assets acquired. Goodwill is carried at cost less accumulated impairment losses.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

3.	Significant accounting policies (continued)

(x)	Impairment testing of goodwill, other intangible assets and property and equipment

For purposes of assessing impairment under IFRS, assets are grouped at the lowest levels for which there are largely independent cash inflows (cash-generating unit). The Company has seven cash-generating units (“CGUs”) and goodwill is tested for impairment on an annual basis at the end of the fourth quarter or at an interim date when events or changes in the business environment (triggering events) would more likely than not reduce the fair value of a CGU below its carrying amount. Intangible assets that have indefinite useful lives are also tested for impairment at each reporting period. The Company assesses if there are any indicators of impairment of the carrying amount of goodwill and indefinite-life intangible assets at each reporting period. All other long-lived assets and finite life intangible assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognized for the amount by which the asset’s or CGU’s carrying amount exceeds its recoverable amount, which is the higher of fair value less costs to sell or value-in-use. Fair value less cost to sell is estimated as the arm’s length sale price between knowledgeable willing parties less costs of disposal. To determine the value-in-use, management estimates expected future cash flows from the CGU and determines a suitable pre-tax discount rate in order to calculate the present value of those cash flows. The data used for impairment testing procedures are directly linked to the Company’s latest approved budget, adjusted as necessary to exclude the effects of future reorganizations and asset enhancements.

Discount factors have been determined for each CGU and reflect its risk profile as assessed by management.

Impairment losses for the CGU reduce first the carrying amount of any goodwill allocated to that CGU, with any remaining impairment loss charged pro rata to the other assets in the CGU. In allocating an impairment loss, the Company does not reduce the carrying amount of an asset below the highest of its fair value less costs to sell or its value-in-use and zero.

With the exception of goodwill, all assets are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist. An impairment charge is reversed if the assets’ recoverable amount exceeds its carrying amount only to the extent that the new carrying amount does not exceed the carrying value of the asset, had it not originally been impaired.

(xi)	Financial instruments

Financial assets

Recognition and initial measurement

The Company recognizes financial assets when it becomes party to the contractual provisions of the instrument. Financial assets are measured initially at their fair value plus, in the case of financial assets not subsequently measured at fair value through profit or loss, transaction costs that are directly attributable to their acquisition. Transaction costs attributable to the acquisition of financial assets subsequently measured at fair value through profit or loss are expensed in profit or loss when incurred.

Classification and subsequent measurement

On initial recognition, financial assets are classified as subsequently measured at amortized cost, fair value through other comprehensive income or fair value through profit or loss. The Company determines the classification of its financial assets, together with any embedded derivatives, based on the business model for managing the financial assets and their contractual cash flow characteristics.

Financial assets are classified as follows:

●	Amortized cost - Assets that are held for collection of contractual cash flows where those cash flows are solely payments of principal and interest are measured at amortized cost. Interest revenue is calculated using the effective interest method and gains or losses arising from impairment, foreign exchange and derecognition are recognized in profit or loss. Financial assets measured at amortized cost are comprised of cash, trade and other receivables and loans receivable.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

3.	Significant accounting policies (continued)

(xi)	Financial instruments (continued)

Financial assets (continued)

Classification and subsequent measurement (continued)

●	Fair value through other comprehensive income - Assets that are held for collection of contractual cash flows and for selling the financial assets, and for which the contractual cash flows are solely payments of principal and interest, are measured at fair value through other comprehensive income. Interest income is calculated using the effective interest method and gains or losses arising from impairment and foreign exchange are recognized in profit or loss. All other changes in the carrying amount of the financial assets are recognized in other comprehensive income. Upon derecognition, the cumulative gain or loss previously recognized in other comprehensive income is reclassified to profit or loss. The Company does not hold any financial assets measured at fair value through other comprehensive income.

●	Mandatorily at fair value through profit or loss - Assets that do not meet the criteria to be measured at amortized cost, or fair value through other comprehensive income, are measured at fair value through profit or loss. All interest income and changes in the financial assets’ carrying amount are recognized in profit or loss. The Company does not hold any financial assets mandatorily measured at fair value through profit or loss.

●	Designated at fair value through profit or loss – On initial recognition, the Company may irrevocably designate a financial asset to be measured at fair value through profit or loss in order to eliminate or significantly reduce an accounting mismatch that would otherwise arise from measuring assets or liabilities, or recognizing the gains and losses on them, on different basis. All interest income and changes in the financial assets’ carrying amount are recognized in profit or loss. Financial assets designated at fair value through profit or loss are comprised of investments.

The Company measures all equity investments at fair value. Changes in fair value are recorded in profit or loss.

Business model assessment

The Company assesses the objective of its business model for holding a financial asset at a level of aggregation which best reflects the way the business is managed and information is provided to management. Information considered in this assessment includes stated policies and objectives.

Contractual cash flow assessment

The cash flows of financial assets are assessed as to whether they are solely payments of principal and interest on the basis of their contractual terms. For this purpose, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money, the credit risk associated with the principal amount outstanding, and other basic lending risks and costs. In performing this assessment, the Company considers factors that would alter the timing and amount of cash flows such as prepayment and extension features, terms that might limit the Company’s claim to cash flows, and any features that modify consideration for the time value of money.

Impairment

The Company recognizes a loss allowance for the expected credit losses associated with its financial assets, other than financial assets measured at fair value through profit or loss. Expected credit losses are measured to reflect a probability-weighted amount, the time value of money, and reasonable and supportable information regarding past events, current conditions and forecasts of future economic conditions. The Company applies the simplified approach for trade receivables. Using the simplified approach, the Company records a loss allowance equal to the expected credit losses resulting from all possible default events over the assets’ contractual lifetime.

The Company assesses whether a financial asset is credit-impaired at the reporting date. Regular indicators that a financial instrument is credit-impaired include significant financial difficulties as evidenced through borrowing patterns or observed balances in other accounts and breaches of borrowing contracts such as default events or breaches of borrowing covenants. For financial assets assessed as credit-impaired at the reporting date, the Company continues to recognize a loss allowance equal to lifetime expected credit losses.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

3.	Significant accounting policies (continued)

(xi)	Financial instruments (continued)

Financial assets (continued)

Impairment (continued)

For financial assets measured at amortized cost, loss allowances for expected credit losses are presented in the consolidated statements of financial position as a deduction from the gross carrying amount of the financial asset.

Financial assets are written off when the Company has no reasonable expectations of recovering all or any portion thereof.

Derecognition of financial assets

The Company derecognizes a financial asset when its contractual rights to the cash flows from the financial asset expire.

Financial liabilities

Recognition and initial measurement

The Company recognizes a financial liability when it becomes party to the contractual provisions of the instrument. At initial recognition, the Company measures financial liabilities at their fair value plus transaction costs that are directly attributable to their issuance, with the exception of financial liabilities subsequently measured at fair value through profit or loss for which transaction costs are immediately recorded in profit or loss.

Where an instrument contains both a liability and equity component, these components are recognized separately based on the substance of the instrument, with the liability component measured initially at fair value and the equity component assigned the residual amount.

Classification and subsequent measurement

Subsequent to initial recognition, all financial liabilities are measured at amortized cost using the effective interest rate method. Interest, gains and losses relating to a financial liability are recognized in profit or loss.

Derecognition of financial liabilities

The Company derecognizes a financial liability only when its contractual obligations are discharged, cancelled or expire.

(xii)	Provisions

Provisions represent liabilities of the Company for which the amount or timing is uncertain. Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Where material, provisions are measured at the present value of the expected expenditures to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

(xiii)	Cash

Cash comprises of cash held with financial institutions and cash held in trust.

(xiv)	Loss per share

Basic loss per share is computed by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted loss per share is computed similarly to basic loss per share except that the weighted average number of shares outstanding is increased to include additional shares for the assumed exercise of stock options and vesting of restricted share units, if dilutive. The average number of shares is calculated by assuming that the proceeds upon exercise of stock options were used to acquire common shares at the average market price during the reporting period. For the years ended December 31, 2022 and 2021, potentially dilutive common shares issuable upon the exercise of stock options and vested restrictive share units were not included in the computation of loss per share because their effect was anti-dilutive.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

3.	Significant accounting policies (continued)

(xv)	Business combinations

On the acquisition of a business, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets and liabilities on the basis of fair value of the date of acquisition. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, within a period not to exceed twelve months from the acquisition date with retroactive restatement of the impact of adjustment to those provisional fair values effective as at the acquisition date. Incremental costs related to acquisitions are expensed as incurred.

When the consideration transferred by the Company in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the measurement period (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date. The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IFRS 9, Financial Instruments, or IAS 37, Provisions, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in profit or loss.

(xvi)	Restricted Share Units

The Company has a Share Unit Plan for directors, officers, employees and consultants. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. Fair value of equity-settled restricted share units is measured at the grant date based on the market value of the Company’s common shares on that date. Compensation expense is recognized over the tranche’s vesting period based on the number of awards expected to vest with the offset credited to contributed surplus. The number of awards expected to vest is reviewed quarterly with any impact being recognized immediately.

When common shares are issued for restricted share units, the fair value attributed to these restricted share units is transferred from contributed surplus to share capital.

(xvii)	Leases

The Company assesses, at the inception of contract, whether it contains a lease. A contract is classified as a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any indirect costs incurred.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined using the same criteria as those for property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses and adjusted for certain remeasurements of the lease liability, if any.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be determined, the Company’s incremental borrowing rate. The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payment arising from a change in an index or rate, or changes in assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

3.	Significant accounting policies (continued)

(xvii)	Leases (continued)

Short-term leases and leases of low-value assets

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a term of 12 months or less and leases of low-value assets. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(xviii)	Standards, amendments and interpretations issued but not yet effective

The following amendments have been recently issued by the IASB. The Company intends to adopt these amendments when they become effective. Standards and amendments that are irrelevant or not expected to have a significant impact to the Company have been excluded.

IAS 1 – Presentation of Financial Statements (“IAS 1”)

In February 2021, the IASB issued amendments to IAS 1 to assist entities in determining which accounting policies to disclose in the financial statements. The amendments to IAS 1 require that an entity disclose its material accounting policies, instead of its significant accounting policies. The amendments apply to annual reporting periods beginning on or after January 1, 2023. No impact is expected from the adoption this amendment on the Company’s consolidated financial statements.

In January 2020, IAS 1 was amended to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or non-current is based solely on a company’s right to defer settlement at the reporting date. The right needs to be unconditional and must have substance. The amendments also clarify that the transfer of a company’s own equity instruments is regarded as settlement of a liability, unless it results from the exercise of a conversion option meeting the definition of an equity instrument. The amendments are effective for annual periods beginning on January 1, 2023 and are to be applied retrospectively. No impact is expected from the adoption this amendment on the Company’s consolidated financial statements.

IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”)

In February 2021, the IASB issued “Definition of Accounting Estimates”, which amends IAS 8. The amendment replaces the definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty.” The amendment provides clarification to help entities to distinguish between accounting policies and accounting estimates. The amendments are effective for annual periods beginning on or after January 1, 2023. No impact is expected from the adoption this amendment on the Company’s consolidated financial statements.

IAS 12 – Income Taxes (“IAS 12”)

In May 2021, the IASB issued “Deferred Tax related to Assets and Liabilities arising from a Single Transaction”, which amends IAS 12. The amendment narrows the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offset temporary differences. As a result, companies will need to recognize a deferred tax asset and deferred tax liability for temporary differences arising on initial recognition of transactions such as leases and decommissioning obligations. The amendments are effective for annual periods beginning on or after January 1, 2023 and are to be applied retrospectively. No impact is expected from the adoption this amendment on the Company’s consolidated financial statements.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

4.	Significant accounting judgments, estimates and uncertainties

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and notes to the consolidated financial statements. These estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future. Actual results could differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to the accounting estimates are recognized in the period in which the estimates are revised. Significant areas requiring the Company to make estimates include goodwill impairment testing and recoverability of assets, identification and valuation of intangible assets acquired in business combinations, estimated useful lives of long-lived assets, income taxes, the fair value of share-based payments, provisions for expected credit losses, fair value measurement of an investment not quoted in an active market, recognition of revenue on a gross versus net basis and functional currency. These estimates and judgments are further discussed below.

(i)	Goodwill impairment testing and recoverability of assets

In evaluating impairment, the Company determines the recoverable amount based on an assessment of value-in-use using a discounted cash flow approach. In determining the estimated recoverable amount, the Company’s significant assumptions include expected future cash flows, terminal growth rates and discount rates. The approach uses cash flow projections based upon a financial forecast approved by management, covering a five-year period. Cash flows for the years thereafter are extrapolated using the estimated terminal growth rate. The risk premiums expected by market participants related to uncertainties about the industry and assumptions relating to future cash flows may differ or change quickly, depending on economic conditions and other events.

(ii)	Identification and valuation of intangible assets acquired in business combinations

In a business combination, all identifiable assets, liabilities and contingent liabilities acquired are recorded at their fair values. One of the most significant estimates relates to the determination of the fair value of intangible assets. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, management with assistance from an independent valuation expert develops the fair value using appropriate valuation techniques which are based on a forecast of the total expected future net cash flows. In determining the fair value of the intangible assets at the acquisition date, the Company’s significant assumptions include the future net cash flows, royalty rates, attrition rates and the discount rate applied.

Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods. However, the measurement period will last for one year from the acquisition date.

(iii)	Estimated useful lives of long-lived assets

Management reviews the useful lives of depreciable assets at each reporting date. Management assesses that the useful lives represent the expected utilization in terms of duration of the assets to the Company. Actual utilization, however, may vary due to technical obsolescence, particularly relating to website content and application and technology development.

(iv)	Income taxes

At the end of each reporting period, the Company assesses whether the realization of deferred tax benefits is sufficiently probable to recognize deferred tax assets. This assessment requires the exercise of judgment on the part of management with respect to, among other things, benefits that could be realized from available income tax strategies and future taxable income, as well as other positive and negative factors. The recorded amount of total deferred tax assets could be reduced if estimates of projected future taxable income and benefits from available income tax strategies are lowered, or if changes in current income tax regulations are enacted that impose restrictions on the timing or extent of the Company’s ability to utilize deferred tax benefits.

The Company’s effective income tax rate can vary significantly quarter-to-quarter for various reasons, including the mix and volume of business in lower income tax jurisdictions and in jurisdictions for which no deferred income tax assets have been recognized because management believed it was not probable that future taxable profit would be available against which income tax losses and deductible temporary differences could be utilized. The Company’s effective income tax rate can also vary due to the impact of foreign exchange fluctuations.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

4.	Significant accounting judgments, estimates and uncertainties (continued)

(v)	Share-based payments

The fair value of all share-based payments granted are determined using the Black-Scholes option pricing model which incorporates assumptions regarding risk-free interest rates, dividend yield, expected volatility, estimated forfeitures, and the expected life of options. The Company has a significant number of options outstanding and expects to continue to make option grants.

(vi)	Provision for expected credit losses (“ECLs”)

The Company performs impairment testing annually for trade receivables in accordance with IFRS 9. The ECL model requires considerable judgment, including consideration of how changes in economic factors affect ECLs, which are determined on a probability-weighted basis. IFRS 9 outlines a three-stage approach to recognizing ECLs which is intended to reflect the increase in credit risks of a financial instrument based on i) 12-month ECLs, or ii) lifetime ECLs. The Company measures provisions for ECLs at an amount equal to lifetime ECLs.

The Company applies the simplified approach to determine ECLs on trade receivables by using a provision matrix based on historical credit loss experiences. The historical results are used to calculate the run rates of default which are then applied over the expected life of the trade receivables, adjusted for forward looking estimates.

(vii)	Fair value measurement of an investment not quoted in an active market

The fair value of an investment that is not quoted in an active market requires the use of judgments and estimates by management. Management uses the valuation techniques and inputs outlined in Note 7 using all available data on the investment and market conditions at the date of these financial statements. Changes in these assumptions and conditions could result in changes of the reported fair value of this investment.

(viii)	Recognition of revenue on a gross versus net basis

The Company follows the guidance provided in IFRS 15, Revenue from Contracts with Customers, for determining whether the Company is the principal or an agent in arrangements with customers that involve another party that contributes to providing a specified service to a customer. In these instances, the Company determines whether it controls the promised specified service itself (as principal) or arranges for the specified service to be provided by another party (as an agent). This determination depends on the facts and circumstances of each arrangement and, in some instances, involves significant judgment. The most significant factors to consider include whether the Company controls the good or service immediately before it is transferred to the customer, is primarily responsible for fulfilling the promise to provide the specified good or service, has inventory risk before transferring the specified good or service, and has discretion in establishing prices for the specified good or service.

(ix)	Functional currency

The functional currency of the Company and each of its subsidiaries is the currency of the primary economic environment in which the entities operate. The Company has determined that the functional currency for the Company is Canadian dollars while the functional currencies of subsidiaries are United States dollars, UK pound Sterling or Euro. Assessment of functional currency involves certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

5.	Mergers and acquisitions

(i)	FFS SPA

As described in Note 1, on April 28, 2022, the Company, through its wholly-owned subsidiary, Steel Media Limited, completed the acquisition of FFS. Based in England and Wales, FFS owns the web property Fantasy Football Scout. Pursuant to the terms of the FFS SPA, the Company acquired all of the outstanding treasury shares of FFS in exchange for (i) a cash payment of $2,937,520 (GBP £1,825,000) on closing, which includes an agreed upon cash excess amount of $523,120 (GBP £325,000), which was paid in April 2022, (ii) a payment of $1,609,600 (GBP £1,000,000) on the first anniversary of closing which may be paid in cash or common shares at the option of the Company, (iii) an earn-out cash payment $804,800 (GBP £500,000) on the first anniversary of closing, based on the renewal of a Fantasy Premier League agreement, subject to adjustments, and (iv) a cash payment of $80,480 (GBP £50,000) on the second anniversary of closing, subject to adjustments.

The earn-out cash payment of $804,800 (GBP £500,000) will be paid if the Fantasy Premier League agreement, which expired on August 1, 2022, is renewed for an additional three-year period, on substantially similar or more favourable terms. The Fantasy Premier League agreement was renewed on August 1, 2022 for an additional three-period on substantially similar terms.

Following the acquisition, the Company controls FFS and for accounting purposes the Company is deemed the acquirer. The FFS SPA is accounted for in accordance with IFRS 3 as the operations of FFS constitute a business. As a result, the business combination is accounted for using the acquisition method of accounting and FFS’ identifiable net assets acquired are recognized at their fair value.

The FFS SPA has been accounted for at the fair value of the consideration provided to FFS, consisting of cash and the deferred payment liability. The Company’s deferred payment liability to the former shareholder of FFS is carried at fair value. Management uses current and historical operational results of the acquired business, estimates and probabilities of the Fantasy Premier League agreement renewal to estimate the earn-out payment, see Note 17.

The following table summarizes the recognized amounts of assets acquired, liabilities assumed, and consideration paid, at the date of acquisition:

Fair Value

Fair value of identifiable net assets
Cash	$1,748,602
Trade and other receivables	85,031
Intangible assets	2,573,000
Goodwill	2,053,293
Accounts payable and accrued liabilities	(193,030)
Contract liabilities	(347,722)
Income tax payable	(62,517)
Deferred tax liability	(603,098)
$5,253,559

Purchase Price
Consideration:
Cash(a)	$2,937,520
Deferred payment liability(b)	2,316,039
$5,253,559

a.	Cash consists of the $2,937,520 (GBP £1,825,000) amount due on closing.

b.	The fair value of the deferred payment liability consists of the present value of the payment of $1,609,600 (GBP £1,000,000) due on the first anniversary of closing, the present value of earn-out cash payment of $804,800 (GBP £500,000) due on the first anniversary of closing and the present value of the cash payment of $80,480 (GBP £50,000) due on the second anniversary of closing, see Note 17.

Trade receivables have been recorded at fair value which represent gross contractual amounts receivable. Goodwill represents intangible assets that cannot be measured directly such as brand name, subscriber and sponsorship relationships and website technology, and synergies expected to be achieved from integrating FFS into the Company’s existing business. Goodwill is not expected to be deductible for tax purposes.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

5.	Mergers and acquisitions (continued)

(ii)	Vedatis SPA

As described in Note 1, on May 1, 2021, the Company completed the acquisition of Vedatis. Based in Lyon, France, Vedatis owns the web property Icy Veins. Pursuant to the terms of the Vedatis SPA, the Company acquired all of the outstanding common shares of Vedatis in exchange for i) a cash payment of Euro €3,500,000, subject to a Euro €100,000 target working capital adjustment, which was paid on April 28, 2021, (ii) the issuance of Euro €1,500,000 of common shares of the Company, for which 226,563 common shares were issued on May 4, 2021, (iii) a cash payment of Euro €1,250,000 on the first anniversary of closing which was paid to escrow on June 23, 2021, (iv) a payment of Euro €750,000 on the first anniversary of closing which may be paid in cash or common shares at the option of the Company, and (v) an earn-out payment based on the performance of Vedatis.

The earn-out payment, subject to certain conditions, is equal to the sum of earnings before interest, taxes, depreciation and amortization for the best four consecutive quarters of the existing Vedatis business at the time of closing excluding new business generated or enhanced by the Company. The earn-out period is for four years following May 1, 2021. The Company has, at its option, the ability to settle the earn-out payment half in cash and half in common shares. The earn-out payment is to be paid no later than 60 days from the completion of the earn-out period.

Following the acquisition, the Company controls Vedatis and for accounting purposes the Company is deemed the acquirer. The Vedatis SPA is accounted for in accordance with IFRS 3 as the operations of Vedatis constitute a business. As a result, the business combination is accounted for using the acquisition method of accounting and Vedatis’ identifiable net assets acquired are recognized at their fair value.

The Vedatis SPA has been accounted for at the fair value of the consideration provided to Vedatis, consisting of cash, common shares, the deferred payment liability and the settlement of a pre-existing relationship. The Company’s deferred payment liability to the former shareholders of Vedatis is carried at fair value. Management uses current and historical operational results, estimates and probabilities of future earnings and discounted cash flows to estimate the earn-out payment, see Note 17.

The following table summarizes the recognized amounts of assets acquired, liabilities assumed and consideration paid, at the date of acquisition:

Fair Value
Fair Value of identifiable net assets
Cash	$156,168
Trade and other receivables	72,915
Property and equipment	2,097
Intangible assets	3,511,000
Goodwill	9,372,025
Accounts payable and accrued liabilities	(599,981)
Contract liabilities	(45,391)
Income tax payable	(233,829)
Deferred tax liability	(878,284)
$11,356,720

Purchase price
Consideration
Cash (a)	$7,006,067
Fair value of 226,563 common shares issued at $10.48 per share (b)	2,374,380
Deferred payment liability (c)	2,649,930
Settlement of pre-existing relationship (d)	(673,657)
$11,356,720

a.	Cash consists of the $7,130,507 (Euro €4,750,000) amount due on closing less a working capital recovery of $124,440.

b.	The fair value per share was measured to be $10.48 based on the closing price of the Company’s shares on the TSX on the date of acquisition.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

5.	Mergers and acquisitions (continued)

(ii)	Vedatis SPA (continued)

c.	The fair value of the deferred payment liability is the present value of the payment of $1,109,850 (Euro €750,000) due on the first anniversary of closing and the present value of estimated earn-out payable to the former shareholders of Vedatis of $1,920,745 (Euro €1,297,976), see Note 17.

d.	The settlement of a pre-existing relationship consists of accounts payable due by the Company to Vedatis with a fair value of $673,657 which was effectively settled on the date of acquisition.

Trade receivables have been reflected at fair value which represent gross contractual amounts receivable. Goodwill represents intangible assets that cannot be measured directly such as brand name, subscriber relationships and website content, and synergies expected to be achieved from integrating Vedatis into the Company’s existing business. Goodwill is not expected to be deductible for tax purposes.

(iii)	Tabwire EPA

As described in Note 1, on June 21, 2021, the Company, through its wholly-owned subsidiary, Media US, completed the acquisition of Tabwire. Based in Chicago, Illinois, Tabwire is a technology company that gives gamers the ability to login directly to view their game data in real time. Pursuant to the term of the Tabwire EPA, the Company acquired all of the outstanding membership interests of Tabwire in exchange for i) a cash payment of USD $5,000,000, subject to an accounts receivable adjustment, which was paid on June 23, 2021, and (ii) the issuance of USD $6,000,000 of common shares of the Company, for which 790,094 common shares were issued on June 21, 2021.

Following the acquisition, the Company controls Tabwire and for accounting purposes the Company is deemed the acquirer. The Tabwire EPA is accounted for in accordance with IFRS 3 as the operations of Tabwire constitute a business. As a result, the business combination is accounted for using the acquisition method of accounting and Tabwire’s identifiable net assets acquired are recognized at their fair value.

The Tabwire EPA has been accounted for at the fair value of the consideration provided to Tabwire, consisting of cash, common shares and the settlement of a pre-existing relationship.

The following table summarizes the recognized amounts of assets acquired, liabilities assumed and consideration paid, at the date of acquisition:

Fair Value
Fair Value of identifiable net assets
Cash	$6,506
Trade and other receivables	76,647
Intangible assets	3,304,000
Goodwill	9,013,287
Accounts payable and accrued liabilities	(6,097)
Contract liabilities	(2,388)
Deferred tax liability	(941,970)
$11,449,985

Purchase price
Consideration
Cash (a)	$6,262,616
Fair value of 790,094 common shares issued at $6.63 per share (b)	5,238,323
Settlement of pre-existing relationship (c)	(50,954)
$11,449,985

a.	Cash consists of the $6,143,500 (USD $5,000,000) amount due on closing and the accounts receivable adjustment payable of $119,116.

b.	The fair value per share was measured to be $6.63 based on the closing price of the Company’s shares on the TSX on the date of acquisition.

c.	The settlement of a pre-existing relationship consists of accounts payable due by the Company to Tabwire with a fair value of $50,954 which was effectively settled on the date of acquisition.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

5.	Mergers and acquisitions (continued)

(iii)	Tabwire EPA (continued)

Trade receivables have been reflected at fair value which represent gross contractual amounts receivable. Goodwill represents intangible assets that cannot be measured directly such as brand name, subscriber relationships and developed technology, and synergies expected to be achieved from integrating Vedatis into the Company’s existing business. Goodwill is not expected to be deductible for tax purposes.

(iv)	Gameknot EPA

As described in Note 1, on August 30, 2021, the Company, through its wholly-owned subsidiary, Media US, completed the acquisition of GameKnot. Based in Sausalito, California, GameKnot owns the web property GameKnot. Pursuant to the terms of the GameKnot EPA, the Company acquired all of the outstanding membership interest of GameKnot in exchange for i) a cash payment of USD $1,500,000 which was paid on August 30, 2021, (ii) the issuance of USD $750,000 of common shares of the Company, for which 165,425 common shares were issued on August 30, 2021 (iii) a payment of USD $500,000 on the six-month anniversary of closing which may be paid in cash or common shares at the option of the Company.

Following the acquisition, the Company controls GameKnot and for accounting purposes the Company is deemed the acquirer. The GameKnot EPA is accounted for in accordance with IFRS 3 as the operations of GameKnot constitute a business. As a result, the business combination is accounted for using the acquisition method of accounting and GameKnot’s identifiable net assets acquired are recognized at their fair value.

The GameKnot EPA has been accounted for at the fair value of the consideration provided to GameKnot, consisting of cash, common shares and the deferred payment liability. The Company’s deferred payment liability to the former owner of GameKnot is carried at fair value.

The following table summarizes the recognized amounts of assets acquired, liabilities assumed and consideration paid, at the date of acquisition:

Fair Value
Fair Value of identifiable net assets
Cash	$9,513
Trade and other receivables	19,119
Investments	6,317
Intangible assets	601,000
Goodwill	3,111,023
Accounts payable and accrued liabilities	(8,077)
Contract liabilities	(145,739)
Deferred tax liability	(168,160)
$3,424,996

Purchase price
Consideration
Cash (a)	$1,890,450
Fair value of 165,425 common shares issued at $5.57 per share (b)	921,417
Deferred payment liability (c)	613,129
$3,424,996

a.	Cash consists of the $1,890,450 (USD $1,500,000) amount due on closing.

b.	The fair value per share was measured to be $5.57 based on the closing price of the Company’s shares on the TSX on the date of acquisition.

c.	The fair value of the deferred payment liability is the present value of the payment of $631,750 (USD $500,000) due on the six-month anniversary of closing, see Note 17.

Trade receivables have been reflected at fair value which represent gross contractual amounts receivable. Goodwill represents intangible assets that cannot be measured directly such as brand name and subscriber relationships, and synergies expected to be achieved from integrating GameKnot into the Company’s existing business. Goodwill is not expected to be deductible for tax purposes.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

5.	Mergers and acquisitions (continued)

(v)	Addicting Games SPA

As described in Note 1, on September 3, 2021, the Company, through its wholly-owned subsidiary, Media US, completed the acquisition of Addicting Games. Based in Los Angeles, California, Addicting Games is an innovator in casual gaming with a portfolio of casual games for desktop and mobile devices. Pursuant to the terms of the Addicting Games SPA, the Company acquired all of the outstanding common shares of Addicting Games in exchange for i) a cash payment of USD $10,000,000, subject to a working capital adjustment and other adjustments, of which USD $10,090,533 was paid in September (inclusive of estimated working capital and other adjustments), (ii) the issuance of USD $12,000,000 of common shares of the Company, for which 2,661,164 common shares were issued on September 3, 2021, (iii) a cash payment of USD $7,000,000 on the first anniversary of closing which may be paid in cash or common shares at the option of the Company, and (iv) a payment of USD $3,800,000 on the second anniversary of closing which may be paid in cash or common shares at the option of the Company.

Following the acquisition, the Company controls Addicting Games and for accounting purposes the Company is deemed the acquirer. The Addicting Games SPA is accounted for in accordance with IFRS 3 as the operations of Addicting Games constitute a business. As a result, the business combination is accounted for using the acquisition method of accounting and Addicting Games’ identifiable net assets acquired are recognized at their fair value.

The Addicting Games SPA has been accounted for at the fair value of the consideration provided to Addicting Games, consisting of cash, common shares, the deferred payment liabilities and the settlement of a pre-existing relationship, which comprised the investment Enthusiast Gaming Properties Inc. (“Enthusiast Properties”) held in Addicting Games, see Note 7. The Company’s deferred payment liabilities to the former shareholders of Addicting Games and investment held in Addicting Games are carried at fair value.

The following table summarizes the recognized amounts of assets acquired, liabilities assumed and consideration paid, at the date of acquisition:

Fair Value
Fair Value of identifiable net assets
Cash	$316,920
Trade and other receivables	674,067
Prepaid expenses	41,935
Property and equipment	6,476
Right-of-use assets	410,208
Intangible assets	16,539,000
Goodwill	28,947,665
Accounts payable and accrued liabilities	(411,057)
Contract liabilities	(755,019)
Income tax payable	(290,003)
Current portion of lease liabilities	(133,533)
Long-term lease liabilities	(284,773)
Other long-term debt	(144,948)
Deferred tax liability	(3,268,434)
$41,648,504

Purchase price
Consideration
Cash (a)	$12,477,901
Fair value of 2,661,164 common shares issued at $5.50 per share (b)	14,636,402
Deferred payment liability (c)	12,328,753
Settlement of pre-existing relationship (d)	2,205,448
$41,648,504

a.	Cash consists of the $12,631,330 (USD $10,090,533) amount due on closing less the estimated working capital and other adjustment recoveries of $153,429.

b.	The fair value per share was measured to be $5.50 based on the closing price of the Company’s shares on the TSX on the date of acquisition.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

5.	Mergers and acquisitions (continued)

(v)	Addicting Games SPA (continued)

c.	The fair value of the deferred payment liability is the present value of the payment of $8,762,600 (USD $7,000,000) due on the first anniversary of closing and the present value of the payment of $4,756,840 (USD $3,800,000) due on the second anniversary of closing, see Note 17.

d.	The settlement of a pre-existing relationship consists of the investment Enthusiast Properties held in Addicting Games with a fair value of $2,115,525 plus interest receivable of $89,923 which is effectively settled on the date of acquisition, see Note 7.

Trade receivables have been reflected at fair value which represent gross contractual amounts receivable. The other long-term debt has been reflected at fair value which represents the fair value of future cash outflows. Goodwill represents intangible assets that cannot be measured directly such as domain names, subscriber relationships and game application and technology development, and synergies expected to be achieved from integrating Addicting Games into the Company’s existing business. Goodwill is not expected to be deductible for tax purposes.

(vi)	Outplayed MA

As described in Note 1, on November 22, 2021, the Company, through its wholly-owned subsidiary, Media US, completed the acquisition of Outplayed. Based in Austin, Texas, Outplayed owns the web property U.GG, one of the largest League of Legends fan communities in the world. By combining a rigorous data science approach with a proprietary user centric experience, Outplayed provides actionable, data-driven insights supporting, educating, connecting, and engaging a monthly active user base. Pursuant to the terms of the Outplayed MA, the Company acquired all of the outstanding common shares of Outplayed in exchange for i) a cash payment of USD $7,500,000, subject to working capital and other adjustments, of which USD $7,216,958 was paid on November 23, 2021 (inclusive of estimated working capital and other adjustments), (ii) the issuance of 5,200,000 of common shares of the Company, for which 5,164,223 common shares were issued on December 31, 2021 and 35,770 common shares were issued on February 14, 2022, (iii) a payment of USD $8,500,000 on the first anniversary of closing which may be paid in cash or common shares at the option of the Company, (iv) a payment of USD $8,500,000 on the second anniversary of closing which may be paid in cash or common shares at the option of the Company, (v) a first anniversary earn-out payment of USD $6,000,000 based on the performance of Outplayed, and (vi) a second anniversary earn-out payment of USD $6,000,000 based on the performance of Outplayed.

The earn-out payments, subject to certain conditions, will be paid if certain site traffic based targets are met in the first and second years of operations. The first anniversary earn-out period is for one year from the closing date and the second anniversary earn-out period is for one year from the end of the first anniversary earn-out period. The Company has, at its option, the ability to settle the earn-out payments in common shares. The first anniversary earn-out payment is to be paid no later than 30 days from the completion of the first anniversary earn-out period and the second anniversary earn-out payment is to be paid no later than 30 days from the completion of the second anniversary earn-out period.

Following the acquisition, the Company controls Outplayed and for accounting purposes the Company is deemed the acquirer. The Outplayed MA is accounted for in accordance with IFRS 3 as the operations of Outplayed constitute a business. As a result, the business combination is accounted for using the acquisition method of accounting and Outplayed’s identifiable net assets acquired are recognized at their fair value.

The Outplayed MA has been accounted for at the fair value of the consideration provided to Outplayed, consisting of cash, common shares and the deferred payment liabilities. The Company’s deferred payment liability to the former shareholders of Outplayed are carried at fair value. Management used current and historical operating results, estimates and probabilities of future site traffic to estimate the earn-out payments, see Note 17.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

5.	Mergers and acquisitions (continued)

(vi)	Outplayed MA (continued)

The following table summarizes the recognized amounts of assets acquired, liabilities assumed and consideration paid, at the date of acquisition:

Fair Value
Fair Value of identifiable net assets
Cash	$1,917,249
Trade and other receivables	2,024,454
Prepaid expenses	31,339
Right-of-use assets	365,184
Intangible assets	32,494,000
Goodwill	37,844,194
Accounts payable and accrued liabilities	(225,978)
Contract liabilities	(32,032)
Current portion of lease liabilities	(185,495)
Long-term lease liabilities	(204,294)
Deferred tax liability	(6,395,405)
$67,633,216

Purchase price
Consideration
Cash (a)	$10,429,399
Fair value of 5,200,000 common shares issued at $5.07 per share (b)	26,364,000
Deferred payment liability (c)	30,839,817
$67,633,216

a.	Cash consists of the $9,510,000 (USD $7,500,000) amount due on closing plus the estimated working capital and other adjustments of $919,399.

b.	The fair value per share was measured to be $5.07 based on the closing price of the Company’s shares on the TSX on the date of acquisition. Pursuant to the round down clause in the Outplayed MA, the total common shares issued were 7 common shares less than 5,200,000 common shares to be issued per the Outplayed MA. As at December 31, 2021, 35,770 consideration common shares in the amount of $181,389 were to be issued which was included in accounts payable and accrued liabilities. These common shares were issued on February 14, 2022.

c.	The fair value of the deferred payment liability is the present value of the payment of $10,778,000 (USD $8,500,000) due on the first anniversary of closing, the present value of the payment of $10,778,000 (USD $8,500,000) due on the second anniversary of closing, the present value of the first earn-out payment of $7,608,000 (USD $6,000,000) and the present value of the second earn-out payment of $7,608,000 (USD $6,000,000), see Note 17.

Trade receivables have been reflected at fair value which represent gross contractual amounts receivable. Goodwill represents intangible assets that cannot be measured directly such as brand name, developed technology and subscriber relationships, and synergies expected to be achieved from integrating Outplayed into the Company’s existing business. Goodwill is not expected to be deductible for tax purposes.

For a pre-existing relationship between the Company and the Mergers and Acquisitions that is not extinguished on the business combination, such a relationship is considered effectively settled as part of the business combination even if it is not legally cancelled. At the acquisition date, it becomes an intercompany relationship and is eliminated upon consolidation.

The Mergers and Acquisitions are consistent with the Company’s targeted acquisition strategy of identifying value-enhancing independent gaming web and video properties that can enhance viewership base, data and analytics platform and pricing optimization strategy.

The Company incurred transaction costs of $114,853 (December 31, 2021 - $1,490,463) relating to the Mergers and Acquisitions which are included in the consolidated statements of loss and comprehensive loss.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

5.	Mergers and acquisitions (continued)

Since the date of acquisition of FFS, revenue of $1,188,062 and net income of $364,430 have been included in the consolidated statements of loss and comprehensive loss for the year ended December 31, 2022. If the FFS acquisition had occurred on January 1, 2022, pro-forma revenue and net loss would have been $203,641,308 and $76,404,672 respectively for the year ended December 31, 2022.

Since the date of acquisition of Vedatis, revenue of $129,270 and a net loss of $1,293,335 have been included in the consolidated statements of loss and comprehensive loss during the year ended December 31, 2021. Since the date of acquisition of Tabwire, revenue of $176,534 and a net loss of $170,391 have been included in the consolidated statements of loss and comprehensive loss during the year ended December 31, 2021. Since the date of acquisition of GameKnot, revenue of $168,866 and net income of $146,625 have been included in the consolidated statements of loss and comprehensive loss during the year ended December 31, 2021. Since the date of acquisition of Addicting Games, revenue of $2,765,343 and net income of $681,426 have been included in the consolidated statements of loss and comprehensive loss during the year ended December 31, 2021. Since the date of acquisition of Outplayed, revenue of $1,411,255 and net income of $960,160 have been included in the consolidated statements of loss and comprehensive loss during the year ended December 31, 2021. If the Vedatis, Tabwire, GameKnot, Addicting Games, and Outplayed acquisitions had occurred on January 1, 2021, pro-forma revenue and net loss would have been $177,223,858 and $50,708,448 respectively for the year ended December 31, 2021.

6.	Trade and other receivables

A summary of trade and other receivables is as follows:

	December 31, 2022	December 31, 2021

Trade receivables (Note 23, 25)	$31,894,090	$30,034,661
HST and VAT receivables	368,127	142,699
Other receivables (Note 10, 23)	5,906,625	3,683,102
Expected credit loss provision (Note 25)	(300,735)	(58,472)
	$37,868,107	$33,801,990

7.	Investments

In April 2019, Enthusiast Properties entered into a Senior Convertible Debenture Purchase Agreement to invest in Addicting Games, an innovator in casual gaming. Under the Senior Convertible Debenture Purchase Agreement, Enthusiast Properties invested USD $1,500,000 by way of a 3-year secured convertible debenture with interest accruing at 2% per annum. The convertible debenture and accrued interest can be converted into common shares of Addicting Games at the option of the Company based on a conversion price which is the lesser of the price of the common shares as valued in Addicting Games’ next equity raise or a liquidation event or by dividing USD $30,000,000 by the aggregate number of outstanding common shares, warrants and options.

The convertible debenture has been accounted for in accordance with IFRS 9, as a financial asset at fair value, with changes in fair value recognized in profit and loss as they arise at each subsequent reporting period.

The fair value of the convertible debenture was valued using a binomial model using a ‘with derivatives’ and ‘without derivatives’ approach. The ‘with derivatives’ approach fair values the convertible debenture with the conversion option. The ‘without derivatives’ approach fair values the convertible debenture by treating the debt component of the loan as a plain vanilla bond. The fair value of the debt portion was determined using the discounted cash flow method by discounting the expected cash flows using a risk-adjusted discount rate. The difference in fair values from the ‘with’ and ‘without’ approaches represents the fair value of the embedded derivative component (the conversion option). The ‘with’ and ‘without’ scenarios assumed the occurrence of i) a liquidity event, as well as, ii) a non-liquidity event, and considered the fair value of the conversion option to be the weighted average of these two values.

The Company acquired Addicting Games on September 3, 2021. The convertible debenture plus interest receivable was effectively settled on the date of acquisition, see Note 5. Historically, the fair value of the convertible debentures was determined assuming the occurrence of i) a liquidity event, as well as, ii) a non-liquidity event. As this is a step-acquisition under IFRS 3, the revaluation of the convertible debenture was performed as of September 3, 2021. As the Company has full knowledge of the upcoming acquisition of Addicting Games, the fair value under the no-liquidity event scenario was not required as the probability of a liquidity event was 100% as of the September 3, 2021 revaluation date.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

7.	Investments (continued)

The valuation of the investment included the following inputs for a liquidity event:

September 3, 2021

Liquidity event probability	100.00%
Exercise price for conversion	USD $15
Time to maturity	0.01 years
Initial stock price	USD $15
Volatility	95.00%
Risk free interest rate	0.05%
Credit spread	262 bps
Risk adjusted rate	2.66%
Discount for lack of marketability (“DLOM”)	14.00%
Synthetic credit rating	B

As at September 3, 2021, the expected liquidity event date was estimated to be September 3, 2021.

As at September 3, 2021, the debt portion had been valued at $1,967,790 and the derivative portion had been valued at $147,735. The fair value of the long-term investment was $2,115,525. The loss from the change in the fair value of the long-term investment during the year ended December 31, 2021 of $444,764 is included in the consolidated statements of loss and comprehensive loss. The loss from the change in foreign exchange movements during the year ended December 31, 2021 of $45,811 is included in the foreign currency translation adjustment in the consolidated statements of loss and comprehensive loss.

A summary of the Company’s investments at December 31, 2022 and December 31, 2021 is as follows:

	December 31, 2022	December 31, 2021

Guaranteed investment certificates	$125,000	$131,342
Total investments	$125,000	$131,342

8.	Investment in associates and joint ventures

(i)	Investment in associates

On August 30, 2019, pursuant to an investment agreement between Aquilini GameCo Inc. (“GameCo”) and Aquilini Properties LP (a former related party by nature of it being under the control or direction of the former Chairman of the Company), GameCo acquired 100 class B common shares of AIG eSports Canada Holdings Ltd. (“AIG Canada”) and GameCo eSports USA Inc. acquired a 25% non-voting participating interest in AIG eSports USA Intermediate Holdings, LLC (“AIG USA”). Collectively, AIG Canada and AIG USA own and manage professional esports teams in Canada and the United States. Aquilini Properties LP controls AIG Canada and AIG USA.

On October 1, 2022, the Company made a capital contribution of $323,078 to AIG Canada through the settlement of trade receivables due from AIG eSports LP. GameCo, through the class B common shares acquired in AIG Canada, holds 25% of the limited partnership units of AIG eSports LP.

A summary of the Company’s investment in associates is as follows:

	AIG Canada	AIG USA	Total

Balance, January 1, 2021	$665,991	$360,919	$1,026,910
Share of net loss from investment in associate	(3,138)	(197,412)	(200,550)
Balance, December 31, 2021	$662,853	$163,507	$826,360
Contributions	323,078	-	323,078
Share of net income from investment in associate	760,117	528,240	1,288,357
Balance, December 31, 2022	$1,746,048	$691,747	$2,437,795

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

8.	Investment in associates and joint ventures (continued)

(ii)	Investment in joint ventures

On July 7, 2021, the Company, through its wholly-owned subsidiary, Enthusiast Gaming Inc., entered into a joint venture with Toronto Star Newspapers Limited (“Torstar”) to create an original online news platform and community for gamers named AFK Media Partnership (“AFK”). The Company and Torstar each hold a 50% interest in this joint venture. The Company and Torstar have each invested $125,000 into AFK as startup capital.

A summary of the Company’s investment in AFK is as follows:

Amount

Balance, January 1, 2021	$-
Contributions – cash	125,000
Share of net loss from investment in joint venture	(66,091)
Balance, December 31, 2021	$58,909
Share of net loss from investment in joint venture	(46,673)
Balance, December 31, 2022	$12,236

A summary of the Company’s investment in associates and joint ventures is as follows:

	December 31, 2022	December 31, 2021
AIG Canada	$1,746,048	$662,853
AIG USA	691,747	163,507
AFK	12,236	58,909
Total investment in associates and joint ventures	$2,450,031	$885,269

9.	Property and equipment

	Furniture and fixtures	Computer equipment	Leasehold improvements	Production equipment	Total

Cost
Balance, January 1, 2021	$183,094	$183,877	$87,207	$45,934	$500,112
Mergers and Acquisitions (Note 5)	3,717	4,856	-	-	8,573
Additions	-	3,398	-	-	3,398
Effect of movement in exchange rates	(566)	(1,038)	(288)	(195)	(2,087)
Balance, December 31, 2021	$186,245	$191,093	$86,919	$45,739	$509,996
Additions	514	10,764	-	-	11,278
Effect of movement in exchange rates	8,729	10,706	4,625	3,125	27,185
Balance, December 31, 2022	$195,488	$212,563	$91,544	$48,864	$548,459

Accumulated depreciation
Balance, January 1, 2021	$34,085	$78,848	$24,558	$7,771	$145,262
Depreciation	33,712	52,812	17,053	12,808	116,385
Effect of movement in exchange rates	148	32	68	113	361
Balance, December 31, 2021	$67,945	$131,692	$41,679	$20,692	$262,008
Depreciation	30,645	28,412	17,558	12,419	89,034
Effect of movement in exchange rates	3,931	8,169	2,779	1,917	16,796
Balance, December 31, 2022	$102,521	$168,273	$62,016	$35,028	$367,838

Net book value
Balance, December 31, 2021	$118,300	$59,401	$45,240	$25,047	$247,988
Balance, December 31, 2022	$92,967	$44,290	$29,528	$13,836	$180,621

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

10.	Intangibles

	Domain names	Application & technology development & website content	Brand name	Subscriber & sponsorship relationships	Player contracts	Multi channel network license	Talent management & owned & operated content brand	Talent contracts & digital content	Game application & technology development	Total
Balance, January 1, 2021	$40,930,000	$3,250,922	$8,602,563	$6,832,646	$311,200	$10,749,000	$9,363,000	$5,507,000	$-	$85,546,331
Mergers and Acquisitions (Note 5)	9,779,000	13,684,000	25,928,000	1,070,000	-	-	-	-	5,988,000	56,449,000
Effect of movement in foreign exchange rates	125,054	20,256	43,569	11,759	-	-	-	-	75,887	276,525
Balance, December 31, 2021	$50,834,054	$16,955,178	$34,574,132	$7,914,405	$311,200	$10,749,000	$9,363,000	$5,507,000	$6,063,887	$142,271,856
Mergers and Acquisitions (Note 5)	-	837,000	845,000	891,000	-	-	-	-	-	2,573,000
Disposals	(1,955,000)	(340,000)	-	-	(311,200)	-	-	-	-	(2,606,200)
Effect of movement in foreign exchange rates	676,519	865,525	1,558,148	70,014	-	-	-	-	275,749	3,445,955
Balance, December 31, 2022	$49,555,573	$18,317,703	$36,977,280	$8,875,419	$-	$10,749,000	$9,363,000	$5,507,000	$6,339,636	$145,684,611

Accumulated amortization
Balance, January 1, 2021	$-	$2,021,324	$-	$955,500	$311,200	$365,200	$-	$787,100	$-	$4,440,324
Amortization	-	2,366,160	-	899,727	-	1,074,920	-	2,316,840	2,014,866	8,672,513
Effect of movement in foreign exchange rates	-	7,282	-	1,008	-	-	-	-	12,134	20,424
Balance, December 31, 2021	$-	$4,394,766	$-	$1,856,235	$311,200	$1,440,120	$-	$3,103,940	$2,027,000	$13,133,261
Amortization	-	7,605,307	-	1,333,806	-	1,074,920	-	1,826,400	3,853,494	15,693,927
Disposals	-	(340,000)	-	-	(311,200)	-	-	-	-	(651,200)
Effect of movement in foreign exchange rates	-	311,890	-	24,828	-	-	-	-	204,467	541,185
Balance, December 31, 2022	$-	$11,971,963	$-	$3,214,869	$-	$2,515,040	$-	$4,930,340	$6,084,961	$28,717,173

Balance, December 31, 2021	$50,834,054	$12,560,412	$34,574,132	$6,058,170	$-	$9,308,880	$9,363,000	$2,403,060	$4,036,887	$129,138,595
Balance, December 31, 2022	$49,555,573	$6,345,740	$36,977,280	$5,660,550	$-	$8,233,960	$9,363,000	$576,660	$254,675	$116,967,438

During the year ended December 31, 2022, the Company derecognized $311,200 of player contracts, which were fully amortized, for players no longer on the Company’s active roster.

During the year ended December 31, 2022, the Company sold certain web properties for gross proceeds of $6,831,659 (USD $5,000,000) pursuant to an asset purchase agreement dated September 29, 2022. As of December 31, 2022, the Company has a promissory note receivable for $1,354,400 (USD $1,000,000) of the gross proceeds which is included in trade and other receivables. The promissory note is non-interest bearing and due by September 29, 2023. The Company derecognized $1,955,000 of domain names and $340,000 of application and technology development and website content, which were fully amortized, as a result of the asset sale. The Company recognized a gain on sale of intangible assets of $4,836,075, net of $40,584 of transaction costs, which is included in the consolidated statements of loss and comprehensive loss.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

11.	Goodwill

The following comprises the balance of goodwill by CGU. Goodwill arose through the acquisitions of (i) Luminosity on August 27, 2019; (ii) Enthusiast Properties on August 30, 2019; (iii) Steel Media Limited (“Steel Media”) on October 3, 2019; (iv) Omnia Media Inc. (“Omnia”) on August 30, 2020; (v) Vedatis on May 1, 2021; and (vi) Tabwire on June 21, 2021 (vii) GameKnot on August 30, 2021 (viii) Addicting Games on September 2, 2021, (ix) Outplayed on November 22, 2021 and (x) FFS on April 28, 2022.

In April 2019, Enthusiast Properties acquired 100% of the assets of The Sims Resource (“TSR”) from Generatorhallen AB and IBIBI HB. TSR is identified as a separate CGU from Enthusiast Properties based on the nature of the business and the assessment that TSR generates cash flows that are largely independent of the cash flows from other assets deployed in Enthusiast Properties. The Company has included Vedatis, Tabwire and GameKnot within the Enthusiast Properties CGU based on the nature of these businesses and the assessment that they generate cash flows that are not largely independent of the cash flows from other assets deployed in Enthusiast Properties. The Company has included FFS within the Steel Media CGU based on the nature of these businesses and the assessment that they generate cash flows that are not largely independent of the cash flows from other assets deployed in Steel Media.

A summary goodwill by CGU is as follows:

	Enthusiast Properties	TSR	Luminosity	Steel Media	Omnia	Addicting Games	Outplayed	Total

Balance, January 1, 2021	$54,467,041	$20,898,598	$6,003,150	$1,890,627	$22,921,670	$-	$-	$106,181,086
Mergers and Acquisitions (Note 5)	21,496,335	-	-	-	-	28,947,665	37,844,194	88,288,194
Effect of movement in foreign exchange rates	299,900	-	-	-	-	334,749	(6,270)	628,379
Balance, December 31, 2021	$76,263,276	$20,898,598	$6,003,150	$1,890,627	$22,921,670	$29,282,414	$37,837,924	$195,097,659
Mergers and Acquisitions (Note 5)	-	-	-	2,053,293	-	-	-	2,053,293
Goodwill impairment	-	-	-	-	(14,082,162)	(17,199,124)	-	(31,281,286)
Effect of movement in foreign exchange rates	849,126	-	-	45,344	-	2,015,165	2,836,690	5,746,325
Balance, December 31, 2022	$77,112,402	$20,898,598	$6,003,150	$3,989,264	$8,839,508	$14,098,455	$40,674,614	$171,615,991

The Company performs its annual impairment tests at December 31 or at an interim date when events or changes in the business environment (triggering events) would more likely than not reduce the fair value of a CGU below its carrying value. During the year ended December 31, 2022, the Company concluded that there were triggering events requiring an impairment assessment as of September 30, 2022 and December 31, 2022 due to overall macroeconomic conditions including but not limited to increasing interest rates, high inflation, and softening of the digital advertisement demand and spending due to uncertain market economic outlook. In addition, there was a decline in the Company’s share price resulting in market capital being lower than the net assets of the Company. The Company performed impairment testing as of September 30, 2022, and determined that impairment charges were necessary for the Omnia CGU of $14,082,162 (December 31, 2021 - $Nil) and the Addicting Games CGU of $17,199,124 (December 31, 2021 - $Nil) due to the overall macroeconomic conditions. The Company performed impairment testing as of December 31, 2022 and determined that no further impairment charges were necessary.

The Company determined the recoverable amount based on the value-in-use approach to assess the value of Enthusiast Properties, TSR, Luminosity, Steel Media, Omnia, Addicting Games, and Outplayed CGUs. The recoverable amount of the Company’s CGUs was estimated based on an assessment of their value-in-use using a discounted cash flow approach. The approach uses cash flow projections based upon a financial forecast approved by management and the Board of Directors, covering a five-year period. Cash flows for the years thereafter are extrapolated using the estimated terminal growth rate. The risk premiums expected by market participants related to uncertainties about the industry and assumptions relating to future cash flows may differ or change quickly, depending on economic conditions and other events.

The Company has made certain assumptions in determining the expected future cash flows based on budgets approved by management and include management’s best estimate of expected market conditions. Accordingly, it is possible that future changes in assumptions may negatively impact future valuations of goodwill and the Company would be required to recognize an impairment loss.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

11.	Goodwill (continued)

At December 31, 2022, the following are key assumptions on which management based its determinations of the recoverable amount for goodwill based on each CGU’s value-in-use:

	Enthusiast Properties	TSR	Luminosity	Steel Media	Omnia	Addicting Games	Outplayed

Average revenue growth rates	28.6%	6.4%	54.7%	18.0%	12.7%	22.5%	32.5%
Terminal revenue growth rates	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%
Pre-tax discount rate	23.1%	25.0%	23.8%	23.8%	27.3%	25.9%	22.3%

At December 31, 2021, the following are key assumptions on which management based its determinations of the recoverable amount for goodwill based on each CGU’s value-in-use:

	Enthusiast Properties	TSR	Luminosity	Steel Media	Omnia	Addicting Games	Outplayed

Average revenue growth rates	32.9%	7.7%	62.3%	21.5%	14.7%	90.9%	146.4%
Terminal revenue growth rates	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%
Pre-tax discount rate	17.6%	25.2%	17.4%	20.4%	25.9%	20.3%	23.3%

The Company determined the revenue growth rate, the terminal revenue growth rate based on past performance and its expectations for market development. The pre-tax discount rates used reflect specific risks in relation to the CGU.

12.	Right-of-use assets and lease liabilities

The Company’s leased assets consist of office premises. When measuring lease liabilities for leases that were classified as operating leases, the Company discounted lease payments using incremental borrowing rates of 4.20% to 5.00%.

A summary of right-of-use assets is as follows:

Amount

Balance, January 1, 2021	$2,848,400
Office lease additions - cost, mergers and acquisitions (Note 5)	775,392
Depreciation	(729,573)
Effect of movement in exchange rates	(8,557)
Balance, December 31, 2021	$2,885,662
Depreciation	(924,883)
Effect of movement in exchange rates	139,217
Balance, December 31, 2022	$2,099,996

A summary of lease liabilities is as follows:

Amount

Balance, January 1, 2021	$2,886,666
Office lease additions - finance cost, mergers and acquisitions (Note 5)	808,095
Payments	(802,013)
Accretion	119,470
Effect of movement in exchange rates	(1,871)
Balance, December 31, 2021	$3,010,347
Payments	(948,040)
Accretion	105,496
Effect of movement in exchange rates	183,064
Balance, December 31, 2022	2,350,867
Current portion of lease liabilities	872,429
Long-term portion of lease liabilities	$1,478,438

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

12.	Right-of-use assets and lease liabilities (continued)

Note 25 provides a summary of undiscounted lease payments to be made as of the statement of financial position date. Variable lease payments during the year ended December 31, 2022, which are not included in lease liabilities are $247,968 (December 31, 2021 - $253,206). The total cash outflow for leases during the year ended December 31, 2022 is $1,196,008 (December 31, 2021 - $1,055,219).

13.	Accounts payable and accrued liabilities

A summary of accounts payable and accrued liabilities is as follows:

	December 31, 2022	December 31, 2021

Accounts payable	$23,404,129	$25,247,351
Accrued liabilities	9,419,191	9,143,870
Net	$32,823,320	$34,391,221

The Company, in the course of its normal operations, is subject to claims, lawsuits, and contingencies. Accruals are made in instances where it is probable that liabilities may be incurred and where such liabilities can be reasonably estimated.

14.	Long-term debt

(i)	The Facility

Under the terms of a loan facility agreement dated August 2, 2019, an arm’s length lender (the “Lender”) agreed to provide the Company with a loan of up to $20,000,000 (the “Facility”) comprising two advances: (i) an initial advance in an amount of up to $3,000,000 (the “Initial Advance”) at the request of the Company following satisfaction or waiver by the Lender of certain conditions precedent, and (ii) a further advance in an amount equal to the remaining difference between $20,000,000 and the amount of the Initial Advance (the “Further Advance”) at the request of the Company following satisfaction or waiver by the Lender of certain additional conditions precedent, including the completion of the acquisition of Enthusiast Properties. The Company received the Initial Advance and Further Advance, aggregating $20,000,000, during the year ended December 31, 2019. The Facility is secured by the Company’s assets.

The loan had a term (the “Term”) which expired on August 2, 2021, the date that was 24 months from the date of the Initial Advance (the “Maturity Date”). Interest (or standby fees at an equivalent rate in lieu thereof) accrued at a rate per annum that was equal to the prime rate plus 5.05% calculated on the aggregate amount of the Facility, compounded monthly, whether or not the conditions precedent were satisfied or the Facility was advanced. The Company had further agreed to pay the Lender a success fee at an amount that was equal to 4.1% per annum, payable monthly, calculated on the full amount of the Facility from the date of the Initial Advance.

Interest (and any such equivalent amount by way of standby fee) and the success fee were capitalized during the first 12 months of the Term and, commencing in August 2020, interest and the success fee were payable in cash on the last business day of each and every month until the Maturity Date.

The Company was entitled to prepay all or a part of the Facility at any time, from time to time, without bonus or penalty after the date that was twelve (12) months following the date of completion of the acquisition of Enthusiast Properties.

On August 30, 2020 the Company entered into an amending facility agreement (the “Amended Facility”). The Amended Facility extended the Facility expiry Term to September 6, 2022 and commencing in August 2021 principal repayments of $250,000 per month were payable every month until maturity, the remaining outstanding principal amount was to be repaid on September 6, 2022. The Company was entitled to prepay all or a part of the Facility at any time, from time to time, without bonus or penalty. The Company incurred an amendment fee in the amount of $200,000 in connection with the Amended Facility which was netted against the Facility long-term debt balance.

On November 27, 2020 the Company entered into an amending and restated facility agreement (the “Amended and Restated Facility”). The Amended and Restated Facility increased the total size of the loan and allowed for three loans, Facility A, B and C. Facility A and B were revolving loans up to $10,000,000 each. Facility C was a term loan in the amount of $10,000,000. Facility A and B were limited to an aggregate principal amount of $14,000,000.

The maximum amount of Facility A was based on the aggregate of 85% eligible accounts receivable less the amount of Facility A then outstanding and less amounts payable and reserves for material subsidiaries. The Company incurred transaction cost of $17,500 in connection with the Amended and Restated Facility which was netted against the Facility long-term debt balance.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

14.	Long-term debt (continued)

(i)	The Facility (continued)

As terms of the amended facilities were not substantially different from the terms of the Facility, the amendments were determined to be a modification of debt in accordance with IFRS 9. A loss on modification of long-term debt in the amount of $814,899 and $325,421 was recognized in the consolidated statements of loss and comprehensive loss the during the year ended December 31, 2020 related to the August 30, 2020 and November 27, 2020 amendments, respectively.

The Amended and Restated Facility was amortized at an effective interest rate of 7.29% following the transaction costs and loss on modification of debt recognized pursuant to the amendments.

The Amended and Restated Facility was used for purposes of (i) working capital and (ii) to finance future acquisitions.

On December 31, 2020 the Company was advanced $75,333 and $150,667 on Facility A and B respectively for a total advance of $226,000. As of December 31, 2020 the total principal balances of Facility A, B and C were $9,972,104, $2,856,579 and $10,000,000 respectively for a total principal balance of $22,828,682.

On January 18, 2021 and February 3, 2021, the Company was further advanced $441,921 and $502,866 respectively on Facility A and B. On February 12, 2021, the Company repaid Facility A and B principal balances of $13,773,470.

The Amended and Restated Facility was amortized at an effective interest rate of 7.28% following the repayment on February 12, 2021.

On December 17, 2021, in conjunction with obtaining the Term Credit and Operating Credit, see Note 14(ii), the Company repaid the remaining principal balance then outstanding on Facility C of $9,250,000 and extinguished the Amended and Restated Facility. The Company incurred a prepayment fee of $166,438 relating to the extinguishment which is included in interest and accretion in the consolidated statements of loss and comprehensive loss.

During the year ended December 31, 2022, the Company recognized $Nil (December 31, 2021 - $847,322) of interest expense, $Nil (December 31, 2021 - $450,475) of success fee expense and $Nil (December 31, 2021 - $21,780) of accretion income which are included in interest and accretion in the consolidated statements of loss and comprehensive loss.

The following tables shows the movement of the Facility balance during the year:

Amount
Balance, January 1, 2021	$22,901,956
Advances	944,787
Repayments	(13,773,470)
Principal repayments	(10,000,000)
Gain on repayment of long-term debt	(39,502)
Gain on settlement of long-term debt	(11,991)
Accretion	(21,780)
Balance, December 31, 2021 and 2022	-
Current portion of long-term debt	-
Long-term debt	$-

The Amended and Restated Facility agreement contained certain covenants that the Company must comply with including maintaining a total consolidated equity of at least $20,000,000 and maintaining a minimum cash balance of $2,000,000. The Company was in compliance with these covenants during the year ended December 31, 2021.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

14.	Long-term debt (continued)

(ii)	The Term Credit and Operating Credit

Under the terms of a commitment letter (the “Commitment Letter”) dated December 3, 2021, an arm’s length lender (the “Bank”) agreed to provide the Company, as borrower, and certain Canadian and U.S. subsidiaries of the Company, as guarantors, with a non-revolving term facility (the “Term Credit”) and an operating line (the “Operating Credit”).

The Term Credit consists of an authorized credit limit amount of $10,000,000, bearing interest at the Banker’s Acceptance fee equal to CDOR rate plus 7.5% per annum, with interest payable monthly. The Term Credit is repayable in up to 24 equal monthly instalments of principal based on an amortization period of 60 months, with final payment of the remaining principal then outstanding due 24 months from the initial drawdown date of advance. On December 17, 2021 the Company was advanced $10,000,000 which was used to extinguish the Facility, see Note 14(i). The Term Credit will be used for purposes of (i) working capital and (ii) to finance future acquisitions.

The Operating Credit consists of an authorized amount of $5,000,000, subject to a borrowing base, bearing interest at the greater of (i) the Bank’s prime lending rate plus 1.25%, and (ii) 2.45% per annum, with interest payable monthly. The Operating Credit is repayable no later than 24 months from the date of the satisfaction or waiver of conditions precedent. The Operating Credit will be used for purposes of (i) general operating requirement, and (ii) to finance future acquisitions.

The aggregate of all advances under the Operating Credit and Bank credit cards are not to exceed the lesser of (i) the Operating Credit, and (ii) the borrowing base. The borrowing base is based on a percentage of eligible accounts receivable less certain accounts payable for material subsidiaries of the Company.

Subject to the Bank’s approval, the Company can exercise an option to extend the maturity date of both the Term Credit and Operating Credit for an additional 12-month period. The Term Credit and Operating Credit are secured by substantially all of the assets of the Company and the guarantor subsidiaries. The Company will be entitled to prepay all or part of the Term Credit and Operating Credit at any time with penalty.

During the year ended December 31, 2021, the Company received Term Credit advances of $10,000,000 and incurred transaction cost of $325,183 relating to the Commitment Letter. The Term Credit under the Commitment Letter is amortized at an effective interest rate of 10.18% following the transaction cost recognized.

On September 12, 2022, the Company entered into an amendment to commitment letter (the “Amended Commitment Letter”) which increased the total amount of the Term Credit to a maximum amount of $20,000,000. On September 16, 2022, the Company was advanced an incremental $10,000,000 pursuant to the Amended Commitment Letter. The Company incurred transaction costs of $241,872 in connection with the Amended Commitment Letter.

As the terms of the Amended Commitment Letter were substantially different from the terms of the Commitment Letter, the amendment is determined to be derecognition of debt in accordance with IFRS 9. A loss on derecognition of long-term debt in the amount of $482,282 is recognized in the consolidated statements of loss and comprehensive loss during the year ended December 31, 2022.

The Term Credit under the Amended Commitment Letter is amortized at an effective interest rate of 11.08% following the transaction costs and loss on derecognition of debt recognized pursuant to the amendment.

As of December 31, 2021 and December 31, 2022, no amounts were drawn upon on the Operating Credit.

During the year ended December 31, 2022, the Company recognized $1,199,267 (December 31, 2021 – $30,467) of interest expense and $97,586 (December 31, 2021 – $7,050) of accretion expense which are included in interest and accretion in the consolidated statements of loss and comprehensive loss.

On March 21, 2023, the Company received notice of the Bank's approval of the Company's option to extend the maturity date of the Term Credit and Operating Credit for an additional 12-month period ending December 31, 2024, see Note 28.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

14.	Long-term debt (continued)

(ii)	The Term Credit and Operating Credit (continued)

The following tables shows the movement of the Term Credit balance during the year:

Amount
Balance, January 1, 2021	$-
Advances	10,000,000
Transaction costs	(325,183)
Accretion	7,050
Balance, December 31, 2021	$9,681,867
Advances	10,000,000
Repayments	(2,588,238)
Accretion	97,586
Transaction costs	(241,872)
Loss on derecognition of long-term debt	482,282
Balance, December 31, 2022	17,431,625
Current portion of long-term debt	17,431,625
Long-term debt	$-

The Amended Commitment Letter contains certain covenants that the Company must comply with, including (i) maintaining a minimum funded debt to gross profit ratio, which varies by quarter, (ii) at all times, a cash runway ratio of a minimum of 4 months, tested quarterly, until the quarter ending March 31, 2023, and then a cash runway ratio of a minimum of 6 months, tested quarterly, until the quarter ending December 31, 2023, and (iii) beginning December 31, 2023, a minimum funded debt to EBITDA ratio of no more than 4.0x, calculated based on the trailing 12 months and tested quarterly. The Company was in compliance with the applicable covenants during the year ended December 31, 2022.

15.	Other long-term debt

Upon the acquisition of Addicting Games (Note 5), the Company obtained a USD $150,000 United States of America Small Business Administration loan (“SBA Loan”). The SBA Loan has a term which is thirty years from the date of the initial advance, expiring July 2, 2050. The SBA loan bears interest at 3.75% per annum, is repayable in monthly installment payments until maturity of USD $731, which includes principal and interest, the remaining outstanding principal amount will be repaid on July 2, 2050. The SBA Loan is secured by Addicting Games’ assets.

The SBA Loan was included in Addicting Games’ identifiable net assets acquired at an initial fair value of $144,948 based on a discounted valuation using a 7.10% discount rate. The SBA Loan is being amortized at an effective interest rate of 7.10%.

The following table shows the movement of the SBA Loan during the year:

Amount

Balance, January 1, 2021	$-
Initial fair value of other long-term debt (Note 5)	144,948
Accretion	3,424
Payments	(5,561)
Effect of movement in exchange rates	4,634
Balance, December 31, 2021	$147,445
Accretion	11,089
Payments	(12,871)
Effect of movement in exchange rates	10,072
Balance, December 31, 2022	155,735
Current portion of other long-term debt	10,891
Other long-term debt	$144,844

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

16.	Convertible debentures

On November 8, 2018, Enthusiast Properties issued convertible debenture units (the “Debenture Units”) for total gross proceeds of $9,000,000.

Each Debenture Unit, issued at a price of $1,000, was comprised of one unsecured convertible debenture (each a “Debenture” and collectively, the “Debentures”), having a principal amount of $1,000 and accruing interest at 9% per annum, payable semi-annually until maturity, and 166 common share purchase warrants of the Company (each, a “Debenture Warrant”). Each Debenture was convertible into shares of the Company at a conversion price of $3.03 per common share (the “Conversion Price”), subject to acceleration in certain events. The Debentures matured on December 31, 2021. Each Debenture Warrant entitles the holder to acquire one share at a price of $3.79 per share for a period of two years, subject to acceleration in certain events. The Debentures and the Debenture Warrants contain customary anti-dilution provisions. The Company also issued 540 Debenture Units to the brokers as part of the transaction. If the brokers subscribed for the Debenture Units, 89,640 warrants would be issued. The brokers did not subscribe for the Debenture Units and they expired unexercised on November 8, 2020.

Beginning on March 9, 2019, the Company may, at its option, require the conversion of the then outstanding principal amount of the Debentures (plus accrued and unpaid interest thereon) at the Conversion Price on not less than 30 days’ notice, should the daily volume-weighted average trading price of the shares of the Company be greater than $4.55 for each of seven consecutive trading days, ending five trading days prior to the applicable date.

The Company may accelerate the expiry date of the then outstanding Debenture Warrants on not less than 30 days’ notice, should the volume-weighted average trading price of the shares be greater than $5.68 for the twenty consecutive trading days, ending five trading days prior to the applicable date.

The fair value of the convertible debentures on the date of the acquisition of Enthusiast Properties was determined to be $6,761,663 measured using a market rate of 13.0% for a similar unsecured debt without the conversion feature. The 1,495,442 warrants issued previously were valued on the date of the acquisition of Enthusiast Properties as consideration in the amount of $2,056,130. The convertible debentures were amortized at an effective interest rate of 22.82%.

In December 2020, debenture holders converted $400,000 of convertible debentures into 136,649 common shares of the Company. Between January 5, 2021 and January 21, 2021 debenture holders converted $2,600,000 of convertible debentures into 857,180 common shares of the Company. On January 21, 2021, the Company issued notice to the holders of the convertible debentures to exercise the Company’s option to convert the outstanding convertible debentures into common shares of the Company. Through the notice, $6,000,000 of convertible debentures were converted into 1,978,109 common shares of the Company on January 27, 2021.

During the year ended December 31, 2022, the Company recognized $Nil (December 31, 2020 - $53,051) of interest expense and $Nil (December 31, 2020 - $80,504) of accretion expense which is included in interest and accretion in the consolidated statements of loss and comprehensive loss.

The following tables shows the movement of the convertible debenture balance during the year:

Amount
Balance, January 1, 2021	$7,546,453
Conversion to equity	(7,626,957)
Accretion	80,504
Balance, December 31, 2021 and 2022	$-

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

17.	Deferred payment liability

The deferred payment liability relates to the acquisitions of (i) Steel Media on October 3, 2019, (ii) Vedatis on May 1, 2021, (iii) GameKnot on August 30, 2021, (iv) Addicting Games on September 3, 2021, (v) Outplayed on November 22, 2021, and (vi) FFS on April 28, 2022.

(i)	Steel Media deferred payment liability

The Steel Media deferred payment liability consisted of the present value of a USD $1,000,000 payment (the “Steel Media Deferred Payment”) to be paid on October 3, 2020 and the present value of the earn-out payment (the “Steel Media Earn-Out Payment”) of USD $500,000 expected to be paid based on the performance of Steel Media by April 15, 2022.

The Company had, at its option, the ability to settle the Steel Media Deferred Payment either in cash or by the allotment and issuance of such number of common shares determined by the volume weighted average price for the five trading days immediately prior to October 3, 2020. The Company also had, at its option, the ability to settle USD $500,000 of the Steel Media Earn-Out Payment either in cash or by the allotment and issuance of such number of common shares determined by the volume weighted average price for the five trading days immediately prior to the date that the amount of any Steel Media Earn-Out Payment was conclusively determined.

The expected Steel Media Earn-Out Payment was calculated on a dollar-for-dollar basis to the extent the average annualized normalized gross revenue of Steel Media for the period from January 1, 2020 to December 31, 2021 exceeded USD $2,500,000. The maximum Steel Media Earn-Out Payment would not exceed USD $500,000.

The Steel Media Deferred Payment was included in Steel Media’s total purchase price consideration at an initial fair value of $1,211,818 based on a discounted valuation using a 10.00% discount rate. The Steel Media Earn-Out Payment was included in Steel Media’s total purchase price consideration at an initial fair value of $470,625 based on a discounted valuation using a 13.97% discount rate and an expectation that payment of the full earn-out of USD $500,000 is probable.

The Steel Media Deferred Payment and Steel Media Earn-Out Payment were amortized at an effective interest rate of 9.54% and 13.15% respectively.

Between October 16 and November 2, 2020, $659,832 (USD $500,000) of the Steel Media Deferred Payment liability was paid by the Company. On January 20, 2021, the remaining Steel Media Deferred Payment liability of $632,800 (USD $500,000) was settled by the Company through the issuance of 429,354 common shares of the Company through the exercise of the Company’s option (Note 19).

During the year ended December 31, 2022, the Steel Media Earn-Out Payment was determined to be $461,891 (USD $369,631) resulting in gain on revaluation of deferred payment liability of $149,399 (December 31, 2021 - $Nil). On April 29, 2022, the Company settled the Steel Media Earn-Out Payment through a cash payment of $472,833 (USD $369,631).

The following table shows the movement of the Steel Media deferred payment liability during the year:

	Steel Media Deferred Payment	Steel Media Earn-Out Payment	Total

Balance, January 1, 2021	$636,600	$529,124	$1,165,724
Accretion	-	77,415	77,415
Payment – shares	(632,800)	-	(632,800)
Effect of movement in exchange rates	(3,800)	(6,031)	(9,831)
Balance, December 31, 2021	$-	$600,508	$600,508
Accretion	-	20,698	20,698
Payment – cash	-	(472,833)	(472,833)
Gain on revaluation of deferred payment liability	-	(149,399)	(149,399)
Effect of movement in exchange rates	-	1,026	1,026
Balance, December 31, 2022	-	-	-
Current portion of deferred payment liability	-	-	-
Long-term portion of deferred payment liability	$-	$-	$-

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

17.	Deferred payment liability (continued)

(ii)	Vedatis deferred payment liability

The Vedatis deferred payment liability consists of the present value of a Euro €750,000 payment (the “Vedatis Deferred Payment”) to be paid on May 1, 2022 and the present value of the estimated earn-out payment (the “Vedatis Earn-Out Payment”) expected to be paid based on the performance of Vedatis by August 29, 2025.

The Vedatis Earn-Out Payment, subject to certain conditions, is equal to the sum of earnings before interest, taxes, depreciation and amortization for the best four consecutive quarters of the existing Vedatis business at the time of closing excluding new business generated or enhanced by the Company. The earn-out period is for four years following May 1, 2021.

The Company had, at its option, the ability to settle the Vedatis Deferred Payment of Euro €750,000 either in cash or by the allotment and issuance of such number of common shares determined by the volume weighted average price for the two trading days immediately prior to May 1, 2022. On June 2, 2022, the Vedatis Deferred Payment has been settled by the Company issuing 348,852 common shares of the Company through the exercise of the Company’s option (Note 19).

The Company has, at its option, the ability to settle the Vedatis Earn-Out Payment half in cash and half in common shares, the share payment portion will be settled by the allotment and issuance of such number of common shares determined by the volume weighted average price for the two trading days immediately prior to May 1, 2025.

The Company uses Monte-Carlo simulation valuation techniques to estimate the net present value of the Vedatis Earn-Out Payment. The cash portion and equity portion are present valued separately based on the outcomes of the Monte-Carlo simulation. The Vedatis Earn-Out Payment is revalued each reporting period with changes in fair value of the Vedatis Earn-Out Payment recorded in the consolidated statements of loss and comprehensive loss.

The Vedatis Deferred Payment was included in Vedatis’ total purchase price consideration at an initial fair value of $1,047,028 based on a discounted valuation using a 6% discount rate. The Vedatis Earn-Out Payment was included in Vedatis’ total purchase price consideration at an initial fair value of $1,602,902 based on a discounted valuation using an 8.16% and 0.78% discount rate for the cash settled and equity settled portion, respectively, and an expectation that a Vedatis Earn-Out Payment of $1,920,745 is probable. The Vedatis Deferred Payment, upon initial valuation, was amortized at an effective interest rate of 5.86% and the cash portion of the Vedatis Earn-Out Payment was amortized at an effective interest rate of 8.19%.

On December 31, 2022, the Vedatis Earn-Out Payment was revalued at $1,377,764 based on a discounted valuation using a 11.01% and 3.68% discount rate for the cash settled and equity settled portion, respectively, and an expectation that a Vedatis Earn-Out Payment of $1,667,515 is probable. Following the December 31, 2022 revaluation, the cash portion of the Vedatis Earn-Out Payment is amortized at an effective interest rate of 11.06% (December 31, 2021 – 9.83%).

The fair value of the Vedatis Earn-Out Payment at year end was calculated using the following inputs:

	December 31, 2022	December 31, 2021
Payment date Time to maturity	August 29, 2025 2.66 years	August 29, 2025 3.66 years
Required metric risk premium	21.75%	21.75%
EBITDA volatility	15.00%	17.00%
Senior credit rating	B-	B-
Earn-out payment credit rating	CCC+	CCC+
Drift rate	3.73%	1.15%
Discount rate (risk free rate) for equity-based payment	3.68%	1.16%
Discount rate (risk adjusted rate) for cash payment Discount rate for lack of marketability	11.01% Nil%	9.79% Nil%

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

17.	Deferred payment liability (continued)

(ii)	Vedatis deferred payment liability (continued)

The following table shows the movement of the Vedatis deferred payment liability during the year:

	Vedatis Deferred Payment	Vedatis Earn-Out Payment	Total
Balance, January 1, 2021	$-	$-	$-
Initial fair value of deferred payment liability (Note 5)	1,047,028	1,602,902	2,649,930
Accretion	41,705	39,830	81,535
Loss on revaluation of deferred payment liability	-	181,707	181,707
Effect of movement in exchange rates	(29,944)	(50,103)	(80,047)
Balance, December 31, 2021	$1,058,789	$1,774,336	$2,833,125
Accretion	21,117	64,110	85,227
Payment – shares	(1,013,400)	-	(1,013,400)
Gain on revaluation of deferred payment liability	-	(472,381)	(472,381)
Effect of movement in exchange rates	(66,506)	11,699	(54,807)
Balance, December 31, 2022	-	1,377,764	1,377,764
Current portion of deferred payment liability	-	-	-
Long-term portion of deferred payment liability	$-	$1,377,764	$1,377,764

(iii)	GameKnot deferred payment liability

The GameKnot deferred payment liability consisted of the present value of a USD $500,000 six-month anniversary payment (the “GameKnot Deferred Payment”) to be paid on February 28, 2022.

The Company had, at its option, the ability to settle the GameKnot Deferred Payment either in cash or by the allotment and issuance of such number of common shares determined by the volume weighted average price for the ten trading days prior to August 30, 2021. The GameKnot Deferred Payment was included in GameKnot’s total purchase price consideration at an initial fair value of $613,129 based on a discounted valuation using a 6.00% discount rate. The GameKnot Deferred Payment was amortized at an effective interest rate of 6.01%.

On February 28, 2022, the GameKnot Deferred Payment has been settled by the Company issuing 111,267 common shares of the Company through the exercise of the Company’s option (Note 19).

The following table shows the movement of the GameKnot deferred payment liability during the year:

GameKnot Deferred Payment
Balance, January 1, 2021	$-
Initial fair value of deferred payment liability (Note 5)	613,129
Accretion	12,490
Effect of movement in exchange rates	2,162
Balance, December 31, 2021	$627,781
Accretion	6,111
Payment – shares	(634,900)
Effect of movement in exchange rates	1,008
Balance, December 31, 2022	-
Current portion of deferred payment liability	-
Long-term portion of deferred payment liability	$-

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

17.	Deferred payment liability (continued)

(iv)	Addicting Games deferred payment liability

The Addicting Games deferred payment liability consisted of the present value of a USD $7,000,000 first anniversary payment (the “Addicting Games First Anniversary Deferred Payment”) to be paid on September 3, 2022 and the present value of a USD $3,800,000 second anniversary payment (the “Addicting Games Second Anniversary Deferred Payment”) to be paid on September 3, 2023 (collectively the “Addicting Games Deferred Payment”).

The Company had, at its option, the ability to settle the Addicting Games Deferred Payment either in cash or by the allotment and issuance of such number of common shares determined by the volume weighted average price for the ten trading days prior to the payment due dates.

The Addicting Games First Anniversary Deferred Payment was included in Addicting Games’ total purchase price consideration at an initial fair value of $8,181,699 based on a discounted valuation using a 7.10% discount rate. The Addicting Games Second Anniversary Deferred Payment was included in Addicting Games’ total purchase price consideration at an initial fair value of $4,147,054 based on a discounted valuation using a 7.10% discount rate.

The Addicting Games First Anniversary Deferred Payment and Addicting Games Second Anniversary Deferred Payment were amortized at an effective interest rate of 6.88% and 6.88% respectively.

On May 25, 2022, the Company and former shareholders of Addicting Games entered into an amending agreement to the Addicting Games SPA to satisfy the settlement of the Addicting Games Deferred Payment by the Company issuing 4,320,000 common shares of the Company. On June 2, 2022, the Addicting Games Deferred Payment has been settled by the Company issuing 4,319,996 common shares of the Company (Note 19) resulting on a loss on settlement of deferred payment liability of $248,358. The common shares issued were 4 common shares less than 4,320,000 common shares to be issued due the elimination of fractional common shares.

The following table shows the movement of the Addicting Games deferred payment liability during the year:

Addicting Games Deferred Payment
Balance, January 1, 2021	$-
Initial fair value of deferred payment liability (Note 5)	12,328,753
Accretion	280,700
Effect of movement in exchange rates	159,266
Balance, December 31, 2021	$12,768,719
Accretion	372,915
Payment - shares	(13,305,588)
Loss on settlement of deferred payment liability	248,358
Effect of movement in exchange rates	(84,404)
Balance, December 31, 2022	-
Current portion of deferred payment liability	-
Long-term portion of deferred payment liability	$-

(v)	Outplayed deferred payment liability

The Outplayed deferred payment liability consisted of the present value of a USD $8,500,000 first anniversary payment (the “Outplayed First Anniversary Deferred Payment”) to be paid on November 22, 2022, the present value of a USD $8,500,000 second anniversary payment (the “Outplayed Second Anniversary Deferred Payment”) to be paid on November 22, 2023 (collectively, the “Outplayed Deferred Payment”), the present value of the first anniversary earn-out payment USD $6,000,000 (the “Outplayed First Anniversary Earn-Out Payment”) expected to be paid based on the performance of Outplayed by December 22, 2022, and the present value of the second anniversary earn-out payment USD $6,000,000 (the “Outplayed Second Anniversary Earn-Out Payment”) expected to be paid based on the performance of Outplayed by December 22, 2023 (collectively, the “Outplayed Earn-Out Payment”).

The Outplayed Earn-Out Payment, subject to certain conditions, will be paid if certain site traffic based targets are met in the first and second years of operations. The first anniversary earn-out period is for one year from the closing date and the second anniversary earn-out period is for one year from the end of the first anniversary earn-out period.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

17.	Deferred payment liability (continued)

(v)	Outplayed deferred payment liability (continued)

The Company had, at its option, the ability to settle the Outplayed Deferred Payment either in cash or by the allotment and issuance of such number of common shares determined by the volume weighted average price for the ten trading days two business days prior to the anniversary payment due dates. The Company had, at its option, the ability to settle the Outplayed Earn-Out Payment either in cash or by the allotment and issuance of such number of common shares determined by the volume weighted average price for the ten trading days prior to the date the applicable earn-out is achieved.

The Outplayed First Anniversary Deferred Payment was included in Outplayed’s total purchase price consideration at an initial fair value of $10,013,937 based on a discounted valuation using a 7.63% discount rate. The Outplayed Second Anniversary Deferred Payment was included in Outplayed’s total purchase price consideration at an initial fair value of $9,304,038 based on a discounted valuation using a 7.63% discount rate. The Outplayed First Anniversary Earn-Out Payment was included in Outplayed’s total purchase price consideration at an initial fair value of $6,272,711 based on a discounted valuation using a 19.50% discount rate with an expectation that payment of the full earn-out of USD $6,000,000 is probable. The Outplayed Second Anniversary Earn-Out Payment was included in Outplayed’s total purchase price consideration at an initial fair value of $5,249,130 based on a discounted valuation using a 19.50% discount rate with an expectation that payment of the full earn-out of USD $6,000,000 is probable.

The Outplayed First Anniversary Earn-Out Payment, the Outplayed Second Anniversary Earn-Out Payment, Outplayed First Anniversary Earn-Out Payment and the Outplayed Second Anniversary Earn-Out Payment were amortized at an effective interest rate of 7.38%, 7.38%, 17.97% and 17.96% respectively.

On May 25, 2022, the Company and former shareholders of Outplayed entered into an amending agreement to the Outplayed MA to satisfy the settlement of the Outplayed Deferred Payment and Outplayed Earn-Out Payment by the Company issuing 11,500,000 common shares of the Company. On June 2, 2022, the Outplayed Deferred Payment and Outplayed Earn-Out Payment has been settled by the Company issuing 11,499,988 common shares of the Company (Note 19) resulting on a loss on settlement of deferred payment liability of $2,900,068. The common shares issued were 12 common shares less than 11,500,000 common shares to be issued due the elimination of fractional common shares.

The following table shows the movement of the Outplayed deferred payment liability during the year:

	Outplayed Deferred Payment	Outplayed Earn-Out Payment	Total
Balance, January 1, 2021	$-	$-	$-
Initial fair value of deferred payment liability (Note 5)	19,317,976	11,521,841	30,839,817
Accretion	151,319	219,808	371,127
Effect of movement in exchange rates	(2,147)	(509)	(2,656)
Balance, December 31, 2021	$19,467,148	$11,741,140	$31,208,288
Accretion	610,138	912,424	1,522,562
Payment – shares	(20,763,426)	(14,656,537)	(35,419,963)
Loss on settlement of deferred payment liability	815,138	2,084,930	2,900,068
Effect of movement in exchange rates	(128,998)	(81,957)	(210,955)
Balance, December 31, 2022	-	-	-
Current portion of deferred payment liability	-	-	-
Long-term portion of deferred payment liability	$-	$-	$-

(vi)	FFS deferred payment liability

The FFS deferred payment liability consists of the present value of a $1,609,600 (GBP £1,000,000) first anniversary payment (the “FFS First Anniversary Deferred Payment”) to be paid on April 28, 2023, the present value of a $80,480 (GBP £50,000) second anniversary payment (the “FFS Second Anniversary Payment”) to be paid April 28, 2024 (collectively, the “FFS Deferred Payment”) and the present value of the first anniversary earn-out payment of $804,800 (GBP £500,000) (the “FFS Earn-Out Payment”) expected to be on April 28, 2023.

The FFS Earn-Out Payment will be paid if the Fantasy Premier League agreement, which expired on August 1, 2022, is renewed for an additional three-year period, on substantially similar or more favourable terms.

The Fantasy Premier League agreement was renewed on August 1, 2022 for an additional three-period on substantially similar terms.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

17.	Deferred payment liability (continued)

(vi)	FFS deferred payment liability (continued)

The Company has, at its option, the ability to settle the FFS First Anniversary Deferred Payment either in cash or by the allotment and issuance of such number of common shares determined by the volume weighted average price for the ten trading days prior to the payment due date.

The FFS First Anniversary Deferred Payment was included in FFS’ total purchase price consideration at an initial fair value of $1,497,581 based on a discounted valuation using a 7.48% discount rate. The FFS Second Anniversary Deferred Payment was included in FFS’ total purchase price consideration at an initial fair value of $69,668 based on a discounted valuation using a 7.48% discount rate. The FFS Earn-Out Payment was included in FFS’ total purchase price consideration at an initial fair value of $748,790 based on a discounted valuation using a 7.48% discount rate with an expectation that payment of the full earn-out of GBP £500,000 is probable.

The FFS First Anniversary Deferred Payment, FFS Second Anniversary Deferred Payment and FFS Earn-Out Payment are amortized at an effective interest rate of 7.23%, 7.23% and 7.23% respectively.

The following table shows the movement of the FFS deferred payment liability during the year:

	FFS Deferred Payment	FFS Earn-Out Payment	Total
Balance, December 31, 2021	$-	$-	$-
Initial fair value of deferred payment liability (Note 5)	1,567,249	748,790	2,316,039
Accretion	76,532	36,567	113,099
Effect of movement in exchange rates	24,969	11,931	36,900
Balance, December 31, 2022	1,668,750	797,288	2,466,038
Current portion of deferred payment liability	1,594,575	797,288	2,391,863
Long-term portion of deferred payment liability	$74,175	$-	$74,175

The following table shows the aggregate movement of the deferred payment liability during the year ended December 31, 2022 and year ended December 31, 2021:

	December 31, 2022	December 31, 2021

Beginning balance	$48,038,421	$1,165,724
Initial fair value of deferred payment liability	2,316,039	46,431,629
Accretion	2,120,612	823,267
Payment – cash	(472,833)	-
Payment – shares	(50,373,851)	(632,800)
Loss on settlement of deferred payment liability	3,148,426	-
(Gain) loss on revaluation of deferred payment liability	(621,780)	181,707
Effect of movement in exchange rates	(311,232)	68,894
Ending balance	3,843,802	48,038,421
Current portion of deferred payment liability	2,391,863	27,244,146
Long-term portion of deferred payment liability	$1,451,939	$20,794,275

The Company had a working capital adjustment receivable from the acquisition of Addicting Games of $154,398 which was settled as part of the amending agreement to the Addicting Games SPA and is included in the loss of settlement of deferred payment liability in the consolidated statements of loss and comprehensive loss resulting in a total loss on settlement of deferred payment liability of $3,302,824.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

18.	Vendor-take-back loan

The vendor-take-back loan (“VTB”) arose on the acquisition of Omnia on August 30, 2020. The VTB had a principal balance of $5,750,000 and accrued interest at 9% per annum, compounded annually and payable at maturity, and matured on August 30, 2023.

The VTB was included in Omnia’s total purchase price consideration at an initial fair value of $5,357,408 based on the present value of the cash flows using a 11.60% discount rate and a maturity date of 36 months. The VTB was amortized at an effective interest rate of 11.03%.

On June 17, 2021, the Company settled the VTB by paying the principal balance of $5,750,000 and accrued interest of $408,329. During the year ended December 31, 2021, the Company recognized a loss on settlement of the VTB of $316,241 which is included in the consolidated statements of loss and comprehensive loss.

During the year ended December 31, 2022, the Company recognized $Nil (December 31, 2021 - $255,792) of interest expense and $Nil (December 31, 2021 - $27,046) of accretion expense in relation to the VTB which is included in interest and accretion expense in the consolidated statements of loss and comprehensive loss.

The following tables shows the movement of the VTB during the year:

Amount

Balance, January 1, 2021	$5,559,250
Interest	255,792
Accretion	27,046
Repayments	(6,158,329)
Loss on settlement of vendor-take-back loan	316,241
Balance, December 31, 2021 and 2022	$-

19.	Share capital

Authorized:

Unlimited number of common shares

Unlimited number of preferred shares

During the year ended December 31, 2022:

(i)	The Company received proceeds of $289,034 from the exercise of 760,938 stock options. Stock option proceeds of $45,538 were not received in cash but were used to settle accounts payable. The fair value assigned to these stock options of $2,527,504 was reclassified from contributed surplus to share capital.

(ii)	On February 14, 2022, the Company issued the remaining 35,770 common shares to be issued relating to the Outplayed SPA (Note 5).

(iii)	On February 28, 2022, the Company issued 111,267 common shares to settle the GameKnot Deferred Payment liability (Note 17).

(iv)	On June 2, 2022, the Company issued 348,852 common shares to settle the Vedatis Deferred Payment liability (Note 17).

(v)	On June 2, 2022, the Company issued 4,319,996 common shares to settle the Addicting Games Deferred Payment liability (Note 17).

(vi)	On June 2, 2022, the Company issued 11,499,988 common shares to settle the Outplayed Deferred Payment liability and Outplayed Earn-Out Payment liability (Note 17).

(vii)	On July 25, 2022, the Company issued 307,692 common shares to settle accounts payable of $800,000 related to annual general meeting costs. The Company recorded a gain on settlement of accounts payable of $95,386 based on a share price of $2.29 per share. This gain been netted against the annual general meeting legal and advisory costs in the consolidated statements of loss and comprehensive loss.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

19.	Share capital

During the year ended December 31, 2022 (continued):

(viii)	On September 19, 2022, the Company issued 790,633 common shares to settle accounts payable of $1,757,396 related to annual general meeting legal and advisory costs and consulting fees. The Company recorded a gain on settlement of accounts payable of $492,383 based on a share price of $1.60 per share. A gain of $288,679 has been netted against the annual general meeting legal and advisory costs and the remaining gain of $203,704 has been netted against the consulting fees in the consolidated statements of loss and comprehensive loss.

(ix)	On December 14, 2022, the Company issued 42,838 common shares to settle 42,838 restricted share units. The fair value assigned to these restricted share units of $306,485 was reclassified from contributed surplus to share capital.

During the year ended December 31, 2021:

(i)	The Company received proceeds of $784,431 from the exercise of 363,176 stock options. The fair value assigned to these stock options of $927,292 was reclassified from contributed surplus to share capital.

(ii)	The Company issued 2,835,289 common shares from the conversion of convertible debentures (Note 16).

(iii)	On January 20, 2021, the Company issued 429,354 common shares to settle the remaining Steel Media Deferred Payment liability (Note 17).

(iv)	On February 10, 2021, the Company offered and sold a total of 7,383,000 common shares resulting in gross proceeds of $42,452,250 (the “February Offering”). The Company incurred cash share issuance cost of $2,704,571 relating to the February Offering.

(v)	On May 4, 2021, the Company issued 226,563 common shares in connection with the closing of the Vedatis SPA (Note 5).

(vi)	In June 2021, the Company offered and sold a total of 8,600,000 common shares resulting in gross proceeds of $60,137,755 (USD $49,450,000) (the “June Offering”). The Company incurred cash share issuance cost of $4,739,096 relating to the June Offering.

(vii)	On June 21, 2021, the Company issued 790,094 common shares in connection with the closing of the Tabwire EPA (Note 5).

(viii)	On August 30, 2021, the Company issued 165,425 common shares in connection with the closing of the GameKnot EPA (Note 5).

(ix)	On September 3, 2021, the Company issued 2,661,164 common shares in connection with the closing of the Addicting Games SPA (Note 5).

(x)	On December 31, 2021, the Company issued 5,164,223 common shares in connection with the closing of Outplayed MA (Note 5).

20.	Stock options

On January 20, 2021, the shareholders of the Company approved and ratified the adoption of the stock option plan (the “Stock Option Plan”) which allows the Board of Directors to grant stock options to directors, officers, employees and consultants of the Company as performance incentives. The maximum number of common shares issuable under the Stock Option Plan is limited to 10% of the issued and outstanding common shares of the Company. There are also limitations on the number of common shares issuable to insiders. At the time of granting a stock option, the Board of Directors must approve: (i) the exercise price, being not less than the market value of the common shares; (ii) the vesting provisions; and (iii) the expiry date, generally being no more than ten years after the grant date.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

20.	Stock options (continued)

The following table reflects the continuity of stock options as of December 31, 2022 and December 31, 2021:

	December 31, 2022		December 31, 2021
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Beginning balance	3,923,491	$3.35	2,734,073	$1.61
Granted	1,772,909	2.56	1,598,905	6.17
Exercised	(760,938)	(0.44)	(363,176)	(2.16)
Forfeited	(993,480)	(3.73)	(46,311)	(7.28)
Ending balance	3,941,982	$3.46	3,923,491	$3.35
Exercisable	1,972,929	$3.10	2,668,573	$1.71

The weighted average share price on the date of exercise is $1.10 (December 31, 2021 - $7.25).

On January 20, 2021, following shareholder approval of the Stock Option Plan, the Company issued 743,671 stock options to directors, officers and employees, of which 679,582 were issued to directors and officers. These stock options are exercisable at $3.20, expire December 9, 2025 and vest as follows: (i) 304,709 on January 20, 2021; (ii) 247,890 on January 20, 2022; and (iii) 191,072 on January 20, 2023. These stock options were approved for issuance by the Board of Directors on December 9, 2020 and were granted upon shareholder approval of the Stock Option Plan on January 20, 2021. The fair value of the stock options issued was $4.73 per stock option, which was estimated using the Black-Scholes option pricing model using the following inputs and assumptions: stock price - $6.10; exercise price - $3.20; expected life in years – 4.89 years; expected volatility – 86.59% (based on comparable companies); expected dividend yield – Nil%; expected forfeiture rate – 2.90%; and, risk-free interest rate – 0.43%.

On April 13, 2021, the Company issued 855,234 stock options to directors, officers, employees and consultants, of which 493,969 were issued to directors and officers. These stock options are exercisable at $8.75, expire January 1, 2026 and vest one-third on January 1, 2022, January 1, 2023 and January 1, 2024 respectively. The fair value of these stock options issued was $6.06 per stock option, which was estimated using the Black-Scholes option pricing model using the following inputs and assumptions: stock price - $8.73; exercise price - $8.75; expected life in years – 4.72 years; expected volatility – 92.89% (based on comparable companies); expected dividend yield – Nil%; expected forfeiture rate – 2.90%; and, risk-free interest rate – 0.94%.

On April 20, 2022, the Company issued 1,560,697 stock options to directors, officers, employees and consultants, of which 902,141 were issued to directors and officers. These stock options are exercisable at $2.75, expire April 20, 2027 and vest as follows: (i) 34,000 on April 20, 2022, (ii) 503,308 on January 1, 2023, (iii) 17,000 on April 20, 2023, (iv) 503,308 on January 1, 2024, and (v) 503,351 on January 1, 2025. The fair value of these stock options issued was $2.07 per stock option, which was estimated using the Black-Scholes option pricing model using the following inputs and assumptions: stock price - $2.75; exercise price - $2.75; expected life in years – 5 years; expected volatility – 105.61% (based on comparable companies); expected dividend yield – Nil%; expected forfeiture rate – 3.55%; and, risk-free interest rate – 2.74%.

On November 17, 2022, the Company issued 211,942 stock options to directors, officers and employees, of which 174,011 were issued to directors and officers. Stock options issued to directors and officers of 122,608 are exercisable at $1.13, expire February 16, 2027 and vest as follows: (i) 40,868 on January 1, 2023, (ii) 40,868 on January 1, 2024, and (iii) 40,872 on January 1, 2025. The fair value of these stock options issued was $0.55 per stock option, which was estimated using the Black-Scholes option pricing model using the following inputs and assumptions: stock price - $0.81; exercise price - $1.13; expected life in years – 4.25 years; expected volatility – 109.11% (based on comparable companies); expected dividend yield – Nil%; expected forfeiture rate – 4.13%; and, risk-free interest rate – 3.33%. Stock options issued to employees and officers of 89,334 are exercisable at $1.13, expire November 17, 2027 and vest as follows: (i) 12,500 on November 17, 2022 (ii) 33,944 on January 1, 2023, (iii) 21,444 on January 1, 2024, and (iv) 21,446 on January 1, 2025. The fair value of these stock options issued was $0.59 per stock option, which was estimated using the Black-Scholes option pricing model using the following inputs and assumptions: stock price - $0.81; exercise price - $1.13; expected life in years – 5 years; expected volatility – 107.44% (based on comparable companies); expected dividend yield – Nil%; expected forfeiture rate – 4.13%; and, risk-free interest rate – 3.33%.

The Company recorded share-based compensation expense of $2,638,687 (December 31, 2021- $5,823,302) for stock options vesting during the year ended December 31, 2022.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

20.	Stock options (continued)

The Company has the following stock options outstanding as of December 31, 2022:

Expiry date	Number of stock options outstanding	Exercise price	Number of stock options exercisable	Weighted average remaining life (years)

November 14, 2023	13,187	2.37	13,187	0.87
March 29, 2024	200,450	2.37	200,450	1.24
August 27, 2024	868,750	2.40	868,750	1.66
December 9, 2025	643,983	3.20	486,136	2.94
January 1, 2026	593,087	8.75	201,906	3.01
February 16, 2027	122,608	1.13	-	4.13
April 20, 2027	1,220,583	2.75	-	4.30
November 27, 2027	89,334	1.13	12,500	4.88
December 12, 2028	190,000	1.00	190,000	5.95
	3,941,982	3.46	1,972,929	3.22

21.	Share units

On January 20, 2021, the shareholders of the Company approved and ratified the adoption of the Share Unit Plan (“SU Plan”) which allows for the issuance of restricted share units and performance share units (collectively “Share Units”) to directors, officers, employees and consultants. The Board of Directors, or a committee appointed by the Board of Directors, will establish vesting conditions of Share Units at the time of grant. The maximum number of common shares that are issuable to settle Share Units cannot exceed 4% of the aggregate number of common shares issued and outstanding and the maximum number of common shares issuable in aggregate under the SU Plan and other share-based compensation arrangements adopted by the Company cannot exceed 10% of the common shares issued and outstanding. Share Units can be settled in cash or common shares at the option of the Company.

On January 20, 2021, following shareholder approval of the SU Plan, the Company issued 1,251,162 restricted share units to directors, officers and employees, of which 1,158,772 were issued to directors and officers. These restricted share units are expected to be settled through the issuance of 1,251,162 common shares of the Company. These restricted share units vest as follows: (i) 530,692 on January 20, 2021, (ii) 417,054 on January 20, 2022, and (iii) 303,416 on January 20, 2023. These restricted share units were approved for issuance by the Board of Directors on December 9, 2020, and were granted upon shareholder approval of the SU Plan on January 20, 2021. The fair value of these restricted share units issued was $6.10 per restricted share unit using the following inputs and assumptions: (i) quoted market price on the date of issuance - $6.10 and, (ii) expected forfeiture rate - Nil%.

On April 13, 2021, the Company issued 1,242,577 restricted share units to directors, officers, employees and consultants, of which 636,887 were issued to directors and officers. These restricted share units are expected to be settled through the issuance of 1,242,577 common shares of the Company. These restricted share units vest one-third on January 1, 2022, January 1, 2023 and January 1, 2024 respectively. The fair value of these restricted share units issued was $8.73 per restricted share unit using the following inputs and assumptions: (i) quoted market price on the date of issuance - $8.73 and, (ii) expected forfeiture rate - Nil%.

On July 19, 2021, the Company modified the vesting dates of 178,293 restricted share units issued to consultants on April 13, 2021. These 178,293 restricted share units were modified to vest 100% on October 31, 2021. Share-based compensation expense is recognized based on the modified vesting term.

On April 20, 2022, the Company issued 1,922,877 restricted share units to directors, officers, employees and consultants, of which 1,531,349 were issued to directors and officers. These restricted share units are expected to be settled through issuance of 1,922,877 common shares of the Company. These restricted share units vest as follows: (i) 166,666 on April 20, 2022, (ii) 557,608 on January 1, 2023, (iii) 83,334 on April 20, 2023, (iv) 557,608 on January 1, 2024, and (v) 557,661 on January 1, 2025. The fair value of these restricted share units issued was $2.69 per restricted share unit using the following inputs and assumptions: (i) quoted market price on the date of issuance - $2.75 and, (ii) expected forfeiture rate - 2.58%.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

21.	Share units (continued)

On November 17, 2022, the Company issued 437,636 restricted share units to directors, officers and employees, of which 401,229 were issued to directors and officers. These restricted share units are expected to be settled through issuance of 437,636 common shares of the Company. These restricted share units vest as follows: (i) 155,018 on November 17, 2022, (ii) 102,507 on January 1, 2023, (iii) 90,007 on January 1, 2024, and (iv) 90,014 on January 1, 2025. The fair value of these restricted share units issued was $0.80 per restricted share unit using the following inputs and assumptions: (i) quoted market price on the date of issuance - $0.81 and, (ii) expected forfeiture rate - 2.70%.

The Company recorded share-based compensation expense of $5,112,683 (December 31, 2021 - $13,095,187) for restricted share units vesting during the year ended December 31, 2022.

The Company has the following restricted share units outstanding as of December 31, 2022 and December 31, 2021:

	December 31, 2022	December 31, 2021

Beginning balance	2,455,697	-
Granted	2,360,513	2,493,739
Released	(42,838)	-
Forfeited	(633,918)	(38,042)
Ending balance	4,139,454	2,455,697
Vested	1,752,170	711,452

22.	Income Taxes

The reconciliation of the combined Canadian federal and provincial statutory income tax rate of 26.60% (2021 - 26.60%) to the effective tax rate for the year ended December 31, 2022 and December 31, 2021 is as follows:

	December 31, 2022	December 31, 2021
Statutory income tax rate	26.60%	26.60%

Net loss before income taxes	$(78,882,069)	$(52,986,087)
Computed income tax recovery	(20,982,630)	(14,094,299)
Increase (decrease) resulting from:
Non-deductible expenses and other	10,649,360	5,314,788
Differences in foreign tax rates	(721,376)	(247,875)
Utilization of previously unrecognized tax losses	(1,051,211)	199,180
Origination and reversal of temporary differences	1,708,015	413,197
Current period loss for which no benefit is recognized	8,346,578	7,475,544
Income tax recovery	$(2,051,264)	$(939,465)

The components of income tax expense (recovery) are as follows:

	December 31, 2022	December 31, 2021
Current tax expense	$250,955	$194,222
Deferred tax recovery	(2,302,219)	(1,133,687)
Income tax recovery	$(2,051,264)	$(939,465)

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

22.	Income Taxes (continued)

The table below summarizes the movement of net deferred tax assets and liabilities:

	January 1, 2022	Recognized in net loss	Recognized in OCI	Acquisitions	December 31, 2022
Deferred tax asset
Tax losses carried forward	$3,940,741	$(873,785)	$47,286	$-	$3,114,242
Intangible assets and other	1,135,771	(1,062,707)	77,056	-	150,120
	5,076,512	(1,936,492)	124,342	-	3,264,362
Deferred tax liability
Intangible assets and other	$(30,802,501)	$4,238,711	$(753,904)	$(603,098)	$(27,920,792)
Investments	(14,896)	-	-	-	(14,896)
	(30,817,397)	4,238,711	(753,904)	(603,098)	(27,935,688)

Net deferred tax asset (liability)	$(25,740,885)	$2,302,219	$(629,562)	$(603,098)	$(24,671,326)

	January 1, 2021	Recognized in net loss	Recognized in OCI	Acquisitions	December 31, 2021
Deferred tax asset
Tax losses carried forward	$5,385,629	$(2,065,439)	$-	$620,551	$3,940,741
Financing and share issuance cost	14,551	(14,551)	-	-	-
Intangible assets and other	702,666	(673,525)	(60,616)	1,167,246	1,135,771
	6,102,846	(2,753,515)	(60,616)	1,787,797	5,076,512
Deferred tax liability
Intangible assets and other	$(21,090,932)	$3,728,197	$-	$(13,439,766)	$(30,802,501)
Investments	(173,901)	159,005	-	-	(14,896)
	(21,264,833)	3,887,202	-	(13,439,766)	(30,817,397)

Net deferred tax asset (liability)	$(15,161,987)	$1,133,687	$(60,616)	$(11,651,969)	$(25,740,885)

Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	December 31, 2022	December 31, 2021

Tax losses carried forward	$114,854,099	$84,156,050
Intangible assets and goodwill	33,951,477	32,732,062
Investments	3,869,535	5,112,068
Financing and share issuance costs	6,735,102	9,694,771
Other temporary differences	818,939	390,249
	$160,229,152	$132,085,200

The Company has Canadian net operating losses of $78,015,340 available to reduce taxable income in future years. If not utilized, these net operating losses will expire between 2033 to 2042.

The Company has USA net operating losses of $36,838,759 available to reduce taxable income in future years. If not utilized, $6,460,091 of these net operating losses will expire between 2033 and 2036 and $30,378,668 of these net operating losses will carryforward indefinitely.

Other deductible temporary differences have an unlimited carryforward period pursuant to current tax laws.

Deferred tax liabilities related to undistributed earnings from investments in subsidiaries have not been recognized as the Company controls whether the liabilities will be incurred and the Company is satisfied that the liabilities will not be incurred in the foreseeable future.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

23.	Related party transactions and balances

The Company’s key management personnel have authority and responsibility for overseeing, planning, directing and controlling the activities of the Company. Key management personnel include members of the Board of Directors, Chief Executive Officer, former Chief Operating Officer, Chief Financial Officer, Chief Corporate Officer, President, former President and Senior Vice President, Legal and General Counsel. Compensation of key management personnel may include short-term and long-term benefits. Short-term benefits include salaries and bonuses. Share-based compensation includes the fair value of stock options and restricted share units vested during the year.

Compensation provided to key management during the year ended December 31, 2022 and December 31, 2021 is as follows:

	December 31, 2022	December 31, 2021

Short-term benefits	$3,133,569	$2,777,723
Share-based compensation	5,332,426	13,810,779
	$8,465,995	$16,588,502

A summary of other related party transactions during the year ended December 31, 2022 and December 31, 2021 is as follows:

	December 31, 2022	December 31, 2021

Total transactions during the year:
Revenue	$-	$839,933
Cost of Sales	-	41,109
Expenses
Consulting fees	475,916	938,940
Interest and accretion	-	282,838
Loss on settlement of vendor-take-back loan	-	316,241
Share of (income) loss from investment in associates and joint ventures	(1,129,167)	266,641

A summary of related party balances as of December 31, 2022 and December 31, 2021 is as follows:

	December 31, 2022	December 31, 2021

Balances receivable (payable):
Trade and other receivables	$67,180	$3,734,410
Loans receivable	-	125,995
Investment in associates and joint ventures	12,236	885,269
Accounts payable and accrued liabilities	(249,976)	(382,794)
Contract liabilities	-	(55,434)

On August 27, 2019, the Company entered into a Management Services Agreement (the “Management SA”) with AIG eSports LP, a former related party by nature of it being under the control or direction of the former Chairman of the Company, as well as a Master Services Agreement (the “Master SA”) with Vancouver Arena Limited Partnership, a former related party by nature of it being under the control or direction of the former Chairman of Company (collectively, the “MSAs”). The former Chairman of the Company did not seek re-election at the Company’s July 19, 2022 annual general meeting and is no longer a related party as of July 19, 2022. Pursuant to the Management SA, the Company is to provide a series of esports management services for a base compensation of $100,000 per month, plus an annual amount of USD $250,000, as well as other additional amounts receivable upon certain milestones relating to the performance of the esports teams under management. Pursuant to the Master SA, the Company receives a range of marketing and consulting services at a cost of $100,000 per month, as well as certain other costs payable upon certain milestones relating to third-party revenues generated by the Company relating to the Master SA services. The MSAs had a retroactive effective date of September 7, 2018, and contain payment-in-kind provisions whereas either party may, at its discretion, satisfy its amounts payable through the provision of its respective services. On April 1, 2021, the Management SA with AIG eSports LP and Master SA with Vancouver Arena Limited Partnership was terminated. During the period from January 1, 2022 to July 19, 2022, the Company recognized management revenue of $Nil (January 1, 2021 to December 31, 2021 - $379,125) relating to the Management SA, and recognized consulting expenses of $Nil (January 1, 2021 to December 31, 2021 - $379,125) relating to the Master SA. As of December 31, 2021, a balance of $452,730 is included in trade and other receivables.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

23.	Related party transactions and balances (continued)

On April 6, 2020, the Company entered into an Exchange of Marketing Rights and Benefits Agreement with AIG eSports LP and Surge eSports LLC, former related parties by nature of them being under the control or direction of the former Chairman of the Company. Pursuant to the Exchange of Marketing Rights and Benefits Agreement the Company is to provide media advertising for AIG eSports LP and Surge eSports LLC sponsors and AIG eSports LP and Surge eSports LLC is to provide advertising for the Company. During the period from January 1, 2022 to July 19, 2022, the Company recognized media advertising revenue of $Nil (January 1, 2021 to December 31, 2021 - $16,578) pursuant to the Exchange of Marketing Rights and Benefits Agreement. As of December 31, 2021, a balance of $55,434 is included in contract liabilities for media advertising services to be provided by the Company to AIG eSports and Surge eSports LLC.

As of December 31, 2021 a balance of $29,952 and $24,427 is due to AIG eSports LP and Surge eSports LLC, respectively, which is included in accounts payable and accrued liabilities, relating to team sponsorship fees payable.

As of December 31, 2021, trade and other receivables include $3,225,177 of amounts advanced to Surge eSports LLC, a former related party by nature of it being under the control or direction of the former Chairman of the Company. The Company intends to apply these advances against future share subscriptions in Surge eSports LLC. The advances are non-interest bearing and are receivable if the Company does not obtain share subscriptions in Surge eSports LLC.

On August 30, 2020, the Company completed the acquisition of Omnia from Blue Ant Media Solutions Inc. (“Blue Ant”), following the acquisition Blue Ant and its affiliated companies are related parties to the Company. As of July 19, 2021, Blue Ant held less than 10% of the issued outstanding common shares of the Company and is no longer a related party of the Company. During the period from January 1, 2021 to July 19, 2021, the Company earned media revenue of $394,373 and incurred cost of sales of $41,109 from Blue Ant and its affiliated companies. See Note 18 for information relating to the VTB loan payable to Blue Ant.

During the year ended December 31, 2022, the Company recognized consulting expenses of $75,022 (December 31, 2021 - $75,012) to Rivonia Capital Inc., a company in which a director of the Company is a principal. As of December 31, 2022, a balance of $14,125 (December 31, 2021 - $7,063) is included in account payable and accrued liabilities.

During the year ended December 31, 2022, the Company recognized consulting expense of $Nil (December 31, 2021 - $74,253) to Franchise Agency LLC, an agency which represents a director of the Company. As of December 31, 2022, a balance of $Nil (December 31, 2021 - $55,654) is included in account payable and accrued liabilities.

During the year ended December 31, 2022 the Company recognized $400,894 (December 31, 2021 - $410,550) in consulting fees relating to Board of Director and committee fees to certain directors. As of December 31, 2022, a balance of $235,851 (December 31, 2021 - $265,698) is included in account payable and accrued liabilities.

During the year ended December 31, 2022, the Company earned media revenue of $Nil (December 31, 2021 - $49,857) from AFK, a related party by nature of it having common management as the Company, refer to Note 8. As of December 31, 2022, a balance of $67,180 (December 31, 2021 - $56,503) is included in trade and other receivables.

As of December 31, 2022, the Company has loans receivable due from the former President and Chief Corporate Officer of $Nil (December 31, 2021 - $80,297) and $Nil (December 31, 2021 - $45,698) respectively. The loans receivable were non-interest bearing and due on demand.

See Note 8 for information relating to an investment in associates controlled by a former related party. The investment in associates are no longer a related party as of July 19, 2022. During the period from January 1, 2021 to July 19, 2022, the Company’s share of net income from investment is associates is $1,175,841 (January 1, 2021 to December 31, 2021 – net loss of $200,550).

See Note 8 for information relating to an investment in a joint venture under common management as the Company.

See Note 20 for information relating to stock options issued to officers and directors of the Company.

See Note 21 for information relating to restricted share units issued to officers and directors of the Company.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

24.	Capital management

The Company considers its capital structure to consist of shareholders’ equity, long-term debt and deferred payment liability. The Company manages its capital structure and makes adjustments to it, in order to have the funds available to support the acquisition and development of its business. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company is dependent on external financing to fund its activities. In order to carry out the planned operations and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the year ended December 31, 2022. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements aside from the covenants described in Note 14.

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern. The Company’s ability to raise future capital is subject to uncertainty and the inability to raise such capital may have an adverse impact over the Company’s ability to continue as a going concern.

25.	Financial instruments

Fair values

The fair values of cash, investments, trade and other receivables, loans receivable, accounts payable and accrued liabilities and contract liabilities approximate their carrying values due to the relatively short-term nature of these financial instruments. The fair value of long-term debt, lease liabilities, deferred payment liability and other long-term debt is based on observable market data and the calculation of discounted cash flows. Discount rates were determined based on current terms and conditions observed in the credit market.

The Company follows a three-tier categorization for its financial instruments as a framework for disclosing fair value based upon inputs used to value the Company’s investments. The hierarchy is summarized as:

●	Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities
●	Level 2 – inputs that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices) from observable market data
●	Level 3 – inputs for assets and liabilities not based upon observable market data

As of December 31, 2022 the Vedatis Earn-Out Payment liability is classified as a Level 3 financial instrument, see Note 17 and, as at September 3, 2021, the investment in Addicting Games is classified as a Level 3 financial instrument, see Note 7

Total interest income and interest expense for the years ended December 31, 2022 and December 31, 2021 for financial assets or financial liabilities that are not at fair value through profit or loss is as follows:

	December 31, 2022	December 31, 2021

Interest income	$(36,252)	$(51,529)
Interest and accretion expense	2,586,387	2,844,956
Net interest expense	$2,550,135	$2,793,427

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, foreign currency risk and interest rate risk.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

25.	Financial instruments (continued)

Credit risk (continued)

The Company’s maximum exposure to credit risk for its trade receivables is summarized as follows:

	December 31, 2022	December 31, 2021

Trade receivables aging:
0-30 days	$26,077,091	$26,263,555
31-60 days	1,455,672	685,112
61-90 days	1,803,214	868,473
Greater than 90 days	2,558,113	2,217,521
	31,894,090	30,034,661
Expected credit loss provision	(300,735)	(58,472)
Net trade receivables	$31,593,355	$29,976,189

The movement in the expected credit loss provision can be reconciled as follows:

	December 31, 2022	December 31, 2021

Expected credit loss provision:
Expected credit loss provision, beginning balance	$(58,472)	$(67,466)
Increase in provision of expected credit losses	(240,603)	-
Recoveries	-	8,504
Effect of movement in exchange rates	(1,660)	490
Expected credit loss provision, ending balance	$(300,735)	$(58,472)

The following default rates, determined based on historical default rates based on the aging of trade receivables, are used to calculate the expected credit loss provision on trade receivables as of December 31, 2022:

	Total	Not past due	Over 30 days past due	Over 60 days past due	Over 90 days past due

Default rates		0.49%	1.07%	1.94%	4.74%
Trade receivables	$31,894,090	$26,077,091	$1,455,672	$1,803,214	$2,558,113
Expected credit loss provision	$300,735	$129,060	$15,504	$34,998	$121,173

All of the Company’s cash is held with major financial institutions and thus the exposure to credit risk is considered insignificant. Management actively monitors the Company’s exposure to credit risk under its financial instruments.

Concentration risk

The Company has one customer which makes up more than 10% of revenue. This customer accounts for approximately 30.24% (December 31, 2021 – 46.58%) of trade receivables as of December 31, 2022 and 55.83% (December 31, 2021 – 69.36%) of revenues for the year ended December 31, 2022.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements.

The Company holds sufficient cash and working capital which is maintained through stringent cash flow management to ensure sufficient liquidity is maintained. The table below summarizes the Company’s contractual obligations into relevant maturity groups at the statement of financial position date based on the expected contractual maturity date. The amounts disclosed in the table are the contractual undiscounted payments.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

25.	Financial instruments (continued)

Liquidity risk (continued)

	Less than one year	One to two years	Two to three years	More than three years	Total

Accounts payable and accrued liabilities	$32,823,320	$-	$-	$-	$32,823,320
Contract liabilities	5,380,378	-	-	-	5,380,378
Income tax payable	129,485	-	-	-	129,485
Deferred payment liability	2,448,300	81,610	1,661,998	-	4,191,908
Lease liabilities	953,812	710,842	551,809	279,982	2,496,445
Long-term debt	17,411,765	-	-	-	17,411,765
Other long-term debt	10,891	11,881	11,881	378,251	412,904
	$59,157,951	$804,333	$2,225,688	$658,233	$62,846,205

Foreign currency risk

A large portion of the Company’s transactions occur in foreign currencies (including US dollars, UK pound sterling and Euro) and, therefore, the Company is exposed to foreign currency risk at the end of the reporting period through its US dollars, UK pound sterling and Euro denominated trade and other receivables, accounts payable and accrued liabilities, deferred payment liability and cash. As of December 31, 2022, a 10% depreciation or appreciation of the US dollar, UK pound sterling and Euro against the Canadian dollar would have resulted in an approximate $247,000, $329,000 and $154,000 decrease or increase, respectively, in total net loss and comprehensive loss.

Interest rate risk

The Company’s long-term debt bears interest at Banker’s Acceptance fee equal to CDOR rate plus 7.5%. Fluctuations in the Banker’s Acceptance fee equal to CDOR rate will result in changes to the months interest expense. A change in the annual interest rate of 0.50% would approximately result in a $74,000 change in the annual interest expense.

26.	Commitments

As of December 31, 2022, the Company has the following payment commitments with respect to consulting and other contractual obligations:

Not later than one year	$745,000
Later than one year and not later than five years	863,000
$1,608,000

Further, the Company is subject to capital commitments pursuant to its investments in AIG Canada and AIG USA, see Note 8, as well as Surge eSports LLC which is being established under a similar structure. If the Company fails to make any capital contributions, as required, it may be subject to certain actions including the loss of rights or a reduction in equity ownership in order to satisfy the capital contribution requirements.

27.	Segment disclosure

The Company operates in one industry segment of digital media and entertainment. The majority of the Company’s assets are located in Canada and the United States of America (“USA”). The Company sells into three major geographic centers: USA, Canada and other foreign countries. The Company has determined that it has a single reportable segment as the Company’s decision makers reviews information on a consolidated basis.

Revenues by pillar for the years ended December 31, 2022 and 2021 is as follows:

	December 31, 2022	December 31, 2021

Media and content	$180,765,848	$152,444,727
Esports and entertainment	7,534,936	5,483,444
Subscription	14,535,137	9,436,115
	$202,835,921	$167,364,286

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

27.	Segment disclosure (continued)

Revenues, in Canadian dollars, in each of these geographic location for the years ended December 31, 2022 and 2021 is as follows:

	December 31, 2022	December 31, 2021

Canada	$4,314,454	$2,501,988
USA	174,674,636	147,761,804
England and Wales	9,810,393	6,001,954
All other countries	14,036,438	11,098,540
	$202,835,921	$167,364,286

The non-current assets, in Canadian dollars, in each of the geographic locations as of December 31, 2022 and December 31, 2021 is as follows:

	December 31, 2022	December 31, 2021

Canada	$153,899,948	$169,761,447
USA	130,543,027	153,549,460
France	3,364,854	3,453,744
England and Wales	5,786,062	1,752,444
	$293,593,891	$328,517,095

28.	Subsequent events

(i)	On January 1, 2023, Enthusiast Gaming (TSR) Inc. amalgamated with Enthusiast Gaming Media Holdings Inc. and Hexagon Games Corp. and Enthusiast Gaming Media Holdings Inc. amalgamated with Enthusiast Gaming Inc.

(ii)	On March 1, 2023, the Company appointed Nick Brien as Chief Executive Officer. In connection with Mr. Brien’s appointment, Adrian Montgomery concurrently resigned as Chief Executive Officer and was appointed as Chair of the Board of Directors.

(iii)	On March 1, 2023, the Company issued 6,062,976 stock options to an officer which comprises 5,305,104 stock options and 757,872 performance stock options. The 5,305,104 stock options are exercisable at $0.91 per stock option, expire March 1, 2033 and vest ratably over a 4-year period with 25% of the stock options vesting on March 1, 2024 and the remaining 75% of the stock options vesting in 36 equal monthly installments subsequent to March 1, 2024. The 757,872 performance stock options are exercisable at $0.91 per stock option, expire March 1, 2033 and vest ratably over a 4-year period with 25% of the stock options vesting on March 1, 2024 and the remaining 75% of the stock options vesting in 36 equal monthly installments subsequent to March 1, 2024 and, in all events, are subject to the Company’s common shares having an average share price of at least USD $5.00 on the Nasdaq over a period of 90 consecutive days (with such threshold being subject to adjustment in the event of any stock split, reverse split or other capital reorganization event) subsequent to March 1, 2023.

(iv)	On December 31, 2022, as per the terms of the Commitment Letter, the Company provided the Bank notice of the exercise of the Company's option to extend the maturity date of the Term Credit and Operating Credit for an additional 12-month period ending December 31, 2024, see Note 14. On March 21, 2023, the Company received notice of the Bank's approval of the Company's option to extend the maturity date. The change in the maturity date will be subsequently reflected in the Commitment Letter by means of an amendment.